PRIMEWEST ENERGY TRUST

For the Annual General and Special Meeting of Unitholders
to be held on Thursday, May 4, 2006 at 10:30 A.M. (Calgary time)
at the Metropolitan Conference Centre,
333 – Fourth Avenue S.W., Calgary, Alberta, T2P 0H9

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxy

This Management Proxy Circular is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the “Trustee”), in its capacity as trustee of PrimeWest Energy Trust (the “Trust”), by PrimeWest Energy Inc. (“PrimeWest”) for use at the annual general and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of the Trust to be held at the time and place and for the purposes set forth in the notice of annual and special meeting of Unitholders (the “Notice of Meeting”).  In addition to the use of mail, proxies may be solicited by personal interviews, telephone, or facsimile by Directors and senior Officers, employees and agents of PrimeWest, and arrangements may be made with banks, brokerage firms and others to forward proxy material to beneficial owners of Trust Units and Class A Exchangeable Shares (as defined herein).  The cost of the solicitation will be borne by the Trust.  Information contained herein is given as of the date hereof unless otherwise specifically stated.

For the purpose of this Management Proxy Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to such terms in the declaration of trust (the “Declaration of Trust”) dated as of the 2nd day of August, 1996, restated as of November 6, 2002 and amended as of May 6, 2004 between PrimeWest and the Trustee.  A copy of the Declaration of Trust is available to Unitholders from the head office of the Trust on demand and upon payment of reasonable reproduction costs.

Appointment of Proxies

Unitholders who wish to vote their Trust Units should complete, execute and deliver by regular mail the attached form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department (or by courier or hand delivery to Computershare’s Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8), not less than 24 hours (i.e. not later than 10:30 a.m. (Calgary time) on Wednesday, May 3, 2006) before the time for the holding of the Meeting or any adjournment thereof or with the Chair of the Meeting prior to the commencement thereof.  By a resolution of the Board of Directors of PrimeWest (the “Board of Directors”), the record date for the Meeting has been established as the close of business on Wednesday, March 15, 2006 (the “Record Date”).  Only Unitholders of record as at the Record Date are entitled to receive notice of, and to vote at, the Meeting.  A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units.  No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment thereof.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an Officer or attorney thereof duly authorized.

A Unitholder submitting a form of proxy has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy furnished on behalf of the Trustee.  To exercise such right, the names of the persons designated by PrimeWest should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.  In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder’s Trust Units are to be voted.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment thereof.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment thereof.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Corporation) (“ADP”).  ADP typically mails a scannable voting instruction form in lieu of the proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or they may access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment thereof.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment thereof as the voting instruction form must be returned as directed by ADP well in advance of the Meeting or any adjournment thereof, as the case may be, in order to have the Trust Units voted.

Revocability of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the registered office of the Trustee at any time up to 10:30 a.m. (Calgary time) on the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Trust Units represented by proxy in favour of the listed nominees will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, such Trust Units shall be voted on any ballot in accordance with the specification so made.  In the absence of such specification, Trust Units will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished on behalf of the Trust by PrimeWest are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and notice of meeting and as to other matters which may properly come before the Meeting.  At the time of mailing of this Management Proxy Circular, neither the Trustee nor the management of PrimeWest know of any such amendment, variation or other matter.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units.  As at the Record Date, 80,515,910 Trust Units were issued and outstanding.  Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat.  All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

Class A Exchangeable Shares

In accordance with the Amended and Restated Class A Exchangeable Shares Voting and Exchange Trust Agreement dated November 6, 2002 among the Trust, PrimeWest and Computershare Trust Company of Canada, in its capacity as voting and exchange trustee (the “Voting and Exchange Trustee”), the Trust has issued a special voting unit (the “Special Voting Unit”) to the Voting and Exchange Trustee, for the benefit of the holders (other than the Trust and PrimeWest) of the non-voting Class A exchangeable shares of PrimeWest (the “Class A Exchangeable Shares”).  The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Shares are exchangeable on the Record Date.

Each holder of a Class A Exchangeable Share on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Share of such holder is exchangeable.  Alternatively, such holder is entitled to direct the Voting and Exchange Trustee to give a proxy to such holder or his designee to exercise personally such votes or to give a proxy to a designated agent or other representative of the management of the Trust or PrimeWest to exercise such votes.  The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.  Only holders of Class A Exchangeable Shares of record on the Record Date are entitled to receive notice of, and vote at, the Meeting.  Holders of Class A Exchangeable Shares of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the Class A Exchangeable Shares included in the list of such holders prepared as at the Record Date, even though such a holder may subsequently dispose of his or her Class A Exchangeable Shares.  No one who acquires Class A Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Class A Exchangeable Shares.

The Voting and Exchange Trustee has sent the Notice of Meeting to the holders of the Class A Exchangeable Shares, together with the related Meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit.  Such instructions may be delivered by regular mail to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention:  Proxy Department (or by courier or hand delivery to Computershare’s Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8).  In order to be valid such instructions must be received by the Voting and Exchange Trustee not later than 10:30 a.m. (Calgary time) on Wednesday, May 3, 2006.

A holder of Class A Exchangeable Shares who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke it at any time prior to the exercise thereof.  In addition to the revocation in any other manner permitted by law, a direction to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the holder of the Class A Exchangeable Share or his attorney or authorized agent and deposited with Computershare Trust Company of Canada at any time up to 10:30 a.m. (Calgary time) on Wednesday, May 3, 2006, and upon such deposit, the direction is revoked.

As at the Record Date, PrimeWest had 1,285,099 issued and outstanding Class A Exchangeable Shares exchangeable in the aggregate into 724,783 Trust Units.

Principal Holders of Trust Units

To the best of the knowledge of the Directors and Executive Officers of PrimeWest, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units and Class A Exchangeable Shares carrying more than five percent (5%) of the votes which may be cast at the Meeting.

Quorum for Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units.  If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chair of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall constitute a quorum.

Approval Requirements

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions that would elect the Board of Directors of PrimeWest, appoint the auditors of PrimeWest, and amend the Long Term Incentive Plan (as defined herein).

In order to be effective, the foregoing resolutions require the approval of more than 50% of the votes cast in respect of those resolutions by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

1.

Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditors’ report thereon will be presented.  These consolidated financial statements and Management’s Discussion & Analysis (“MD&A”) relating thereto are included in the 2005 Annual Report of the Trust.

2.

Election of Directors

The Board of Directors currently consists of eight members.

The following persons are proposed by PrimeWest on behalf of the Trustee as the nominees for election as Directors of PrimeWest to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed.  If any vacancies occur in the slate of such nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to cause PrimeWest to vote for the election of any other person or persons nominated by PrimeWest on behalf of the Trustee.  The names of the nominees for election as Directors, their municipalities of residence, principal occupations, experience and qualifications, memberships on other Boards, the year in which each became a Director of PrimeWest and numbers of Trust Units beneficially owned or over which control or direction is exercised by such persons, as at December 31, 2005, are as follows:

Name and Present Principal Occupation or Employment	Director of PrimeWest Since (1)	Municipality of Residence	Trust Units Beneficially Owned or over which Control or Discretion is Exercised as at December 31, 2005 (#/%)(2)
Harold P. Milavsky (3) (4) Chair Quantico Capital Corp.	1996	Calgary, Alberta	28,013 (5)/0.033

Mr. Milavsky, B.Comm, CA, FCA, is Chair of the Board of Quantico Capital Corp., a privately held company engaged in merchant banking, principal investments and acquisitions.  Mr. Milavsky also serves as a Director, member of the Audit Committee and member of the Nominating/Corporate Governance Committee of Saskatchewan Wheat Pool and as a Director, Chair of the Board and Chair of the Audit Committee of the 13 investment trusts comprising the Citadel Group of FundsTM.  Mr. Milavsky was President and Chief Executive Officer of Trizec Corporation from 1976 to 1986 and Chair of the Board and Chief Executive Officer from 1986 to 1993.  He has been a Director of TransCanada Corporation, Telus Corporation, Northrock Resources Ltd., Encal Energy Ltd., Wascana Energy Inc., ENMAX Corporation and many other corporations.  Mr. Milavsky is a Fellow of the Institute of Chartered Accountants of Alberta and, in 2002, he received the Institute’s Lifetime Achievement Award.  Mr. Milavsky is also a member of the Institute of Corporate Directors and received that Institute’s Fellowship Award in 2005.

Barry E. Emes (4) Partner Stikeman Elliott LLP	1996	Calgary, Alberta	6,943 (6)/0.008

Mr. Emes, B.A., LL.B., is a Partner in the corporate/commercial group of the Calgary office of Stikeman Elliott LLP and served for seven years as a member of the firm’s Partnership Board.  Mr. Emes was previously employed by a Canadian chartered bank, and in the planning/economics group of a major international oil and gas company.  Mr. Emes is a Director of Parkbridge Lifestyle Communities Inc. and Graphamite Company (a private corporation).

Harold N. Kvisle (7) (8) President and CEO TransCanada Corporation	1996	Calgary, Alberta	20,508 (6)/0.025

Mr. Kvisle, B.Sc., MBA, P.Eng., is President, Chief Executive Officer and a Director of both TransCanada Corporation and TransCanada Pipelines Limited and also serves as a Director and member of the Human Resources and Management Compensation Committee of the Bank of Montreal. Prior to May 2001, Mr. Kvisle was Executive Vice President, Trading and Business Development of TransCanada Pipelines Limited (October 1999 to May 2001).

Kent J. MacIntyre (8) Independent Businessman	1996	Calgary, Alberta	105,625 (9)/0.126

Mr. MacInt ~~r~~ yre, B.Sc. Eng., MBA, is Chair of the Board of the Canadian Income Fund Group Inc., a private company engaged in capital origination and principal investment activities in the financial services and energy areas. With more than 25 years of oil and gas experience, Mr. MacIntyre has acted as a principal to the formation and start-up of a number of companies, including PrimeWest (having held the office of Vice-Chair of the Board and Chief Executive Officer from inception in 1996 until his retirement in 2003), the 13 investment trusts comprising the Citadel Group of FundsTM, in which he also serves as a Director, Triad Energy Inc. and Olympia Energy Ventures Ltd.  Mr MacIntyre is a Director and member of the Governance and Audit Committee of BlackRock Ventures Inc. and a Director of a number of private companies.

Michael W. O’Brien (3) (4) Corporate Director	2000	Canmore, Alberta	6,895/0.008

Mr. O’Brien, B.A., MBA, serves, among other responsibilities, as Director and Chair of the Audit Committee of Shaw Communications Inc., and as a Director, member of the Audit Committee and member of the Environmental, Health & Safety Committee of Suncor Energy Inc.  Mr. O’Brien is past Chair of the Canadian Petroleum Products Institute, Canada’s Voluntary Challenge Registry for Climate Change and the Nature Conservancy of Canada.  Prior to retirement in 2002, Mr. O’Brien was the Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (December 1999 to June 2002).

W. Glen Russell (7) (8) Management Consultant	2003	Calgary, Alberta	3,011/0.004

Mr. Russell, B.Sc., P.Eng., principal of Glen Russell Consulting, serves, among other responsibilities, as a Director and Chair of the Board of Evoco Inc. (a private company), a Director, Chair of the Board, Chair of the Corporate Governance and Human Resources Committee and member of the Operations and Reserves Committee of Petro Andina Resources Inc. (a private company in Argentina).  He was previously President and Chief Operating Officer of Chauvco Resources Limited and Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited.  Mr. Russell also acted as Executive Advisor with regard to mergers and acquisitions and corporate strategy for a major Canadian Investment Banking firm.

James W. Patek (7) (8) President Patek Energy Consultants	2003	Fripp Island, South Carolina, U.S.A.	1,000/0.001

Mr. Patek, B.Sc., M.Sc., is the President of Patek Energy Consultants, based in the United States.  He was previously Chief Executive Officer of Petrocorp Exploration Limited, Chief Executive Officer of Fletcher Challenge Energy, Senior Reservoir Engineer at Conoco, Division Engineer and Division Manager of Husky Oil Operations Limited and Operations Manager at Petrocorp Exploration Limited. Prior to June 2000, Mr. Patek was President of Fletcher Challenge Energy Canada.

Peter Valentine (3) Senior Adviser to Chief Executive Officer, Calgary Health Region Senior Advisor to Dean of Medicine, University of Calgary	2004	Calgary, Alberta	566/0.0007

Mr. Valentine, B.Comm.,  FCA, ICD.D, is currently Senior Advisor to the President and Chief Executive Officer of the Calgary Health Region and to the Dean of Medicine at the University of Calgary.  Mr. Valentine is a Trustee, a member of the Audit Committee and a member of the Governance Committee of Fording Canadian Coal Trust, a Director and Chair of the Audit Committee of Livingston International Income Fund, a Director and member of the Audit Committee of Superior Plus Income Fund and a Director and Chair of the Audit Committee of Resmor Trust Company (a private corporation).

Mr. Valentine was previously the Auditor General for the Province of Alberta (March 1995 to January 2002), Chair of the Financial Advisory Committee of the Alberta Securities Commission, member of the Accounting Standards Board and Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, Chair of the Canadian Comprehensive Audit Foundation and also held senior positions at KPMG.  In addition, for the period of December 2003 to June 2004, Mr. Valentine was Interim Vice-President, Finance and Services at the University of Calgary.

Notes:

(1)

The term of office of each Director expires at the next annual meeting, unless earlier terminated.

(2)

Number and percentage of ownership based upon number of Trust Units, Class A Exchangeable Shares and Convertible Subordinated Unsecured Debentures beneficially owned, directly or indirectly, or over which control is exercised by each nominee for Director, collectively, relative to the total Trust Units and Class A Exchangeable Shares issued and outstanding, Trust Units issuable pursuant to the conversion of the Debentures and Trust Units issuable under the Long Term Incentive Plan, diluted at December 31, 2005 (83,696,701 Trust Units).

(3)

Member of the Audit and Finance Committee.

(4)

Member of the Corporate Governance and EH&S Committee.

(5)

Trust Units held through Quantico Capital Corp.

(6)

Includes five year Convertible Unsecured Subordinated Debentures (Series I) convertible to Trust Units at a price of $26.50 per Trust Unit, 37.7358 Trust Units per $1,000.00 Debenture, which, in the case of Mr. Emes, consists of 25 Debentures convertible into 943 Trust Units and, in the case of Mr. Kvisle, consists of 50 Debentures convertible into 1,886 Trust Units.

(7)

Member of the Compensation Committee.

(8)

Member of the Operations and Reserves Committee.

(9)

Consists of 100,000 Class A Exchangeable Shares (which, at December 31, 2005, were exchangeable into 56,399 Trust Units), all of which were held by Canadian Income Fund Group Inc., a corporation wholly-owned by Mr. MacIntyre.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

3.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of PricewaterhouseCoopers LLP (“PWC”) as auditors of PrimeWest and the Trust, the persons named in the enclosed form of proxy intend to grant approval to PrimeWest on behalf of the Trustee to cause the appointment of PWC as auditors of PrimeWest and the Trust, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by PrimeWest and approved by the Board of Directors.  Fees paid to PWC during 2005 totalled $618,300, ($465,858 for 2004) broken down as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Audit Fees (1)	$297,000	$282,000
Audit Related Fees (2)	$9,000	$12,000
Tax Fees (3)	$22,300	$66,858
All Other Fees (4)	$290,000	$105,000
TOTAL	$618,300	$465,858

Notes:

(1)

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Trust’s annual financial statements and reviews of the Trust’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)

Audit related fees are those fees billed for assurance and related services by PriceWaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of the Trust’s financial statements but not included in Audit Fees.

(3)

Tax fees were for tax compliance, tax advice and tax planning.  The fees were for services performed by the Trust’s auditors’ tax division except those tax services related to the audit.

(4)

All other fees are those fees billed for products and services provided by PriceWaterhouseCoopers LLP, other than Audit Fees, Audit-related Fees and Tax Fees.  Specifically, these fees relate to:  Sarbanes-Oxley compliance and prospectus fees in 2004 and Sarbanes-Oxley compliance and the Registrant’s enterprise risk assessment in 2005.

Representatives of PWC will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

4.

Amendment of Long Term Incentive Plan

Unitholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution which amends PrimeWest’s long term incentive plan (the “Long Term Incentive Plan” or “LTIP”) to convert the LTIP into a form of rolling plan and otherwise conform the LTIP to the requirements of the Toronto Stock Exchange (the “TSX”) for security based compensation arrangements.

Description of Long Term Incentive Plan

The purpose of the Long Term Incentive Plan is to provide effective long-term incentives to employees, advisors, consultants, Officers and Directors of PrimeWest (collectively, “Participants”) and to reward such persons on the basis of the long term performance of the Trust.  Under the terms of the LTIP, the Board of Directors may in its discretion and from time to time grant unit appreciation rights (“Unit Appreciation Rights”) to persons who are eligible Participants.  Unit Appreciation Rights granted to eligible Participants are non-assignable.

The Board of Directors determines at the time of grant the issue price of the Unit Appreciation Rights (which will not be less than the market price of the Trust Units at that time), the terms of vesting of the Unit Appreciation Rights, the expiry of the Unit Appreciation Rights  (which will not be more than six years from the date of grant) and any other conditions which may be prescribed by the Board of Directors.  The Board of Directors has resolved that the issue price of outstanding Unit Appreciation Rights will not be changed to a lower value without the approval of Unitholders regardless of whether the TSX or any other securities regulatory authority would otherwise require such approval.

Subject to the LTIP and the discretion of the Board of Directors, the Unit Appreciation Rights granted to a Participant vest and become exercisable as to one third on each of the first three anniversaries of the date of issue.

Vested Unit Appreciation Rights entitle the Participant to receive Trust Units or, at the option of the Board of Directors, a cash payment, based on the total return to Unitholders from the date of grant.  The total return is determined as follows:

(a)

the aggregate of all distributions paid or payable on a Trust Unit from the date of grant of the Unit Appreciation Rights to the date on which the Participant exercises those Unit Appreciation Rights, plus the aggregate of all distributions which would have been paid during the same period on Trust Units purchased as a result of the reinvestment of all distributions made during that period;

(b)

plus the amount, if any, by which the closing price of the Trust Units on the trading date immediately preceding the date of exercise exceeds the issue price of the Unit Appreciation Rights, together with the aggregate of the amounts by which the closing price of the Trust Units on the trading date immediately preceding the date of exercise exceeds, in each case, the price per Trust Unit at which distributions were deemed to have been reinvested in Trust Units; and

(c)

minus the amount, if any, by which the closing price of the Trust Units on the trading date immediately preceding the date of exercise is less than the issue price of the Unit Appreciation Rights, together with the aggregate of the amounts by which the closing price of the Trust Units on the trading date immediately preceding the date of exercise is less than, in each case, the price per Trust Unit at which distributions were deemed to have been reinvested in Trust Units.

PrimeWest believes that the LTIP is an integral part of the compensation package that is required to attract individuals with the relevant industry skills and knowledge that are critical to PrimeWest’s continued success.  PrimeWest also believes that the LTIP aligns the interests of Participants and Unitholders, and that it is in the best interests of Unitholders to settle amounts payable under the LTIP in the form of Trust Units.  The alternative is to settle those amounts payable in the form of cash, which would reduce the cash otherwise available for distributions.

The Long Term Incentive Plan provides that:

(d)

the aggregate number of Trust Units which may be reserved for issuance to any one Participant, together with all other Trust Unit compensation arrangements of the Trust, will not exceed five percent of the outstanding Trust Units (on a non-diluted basis);

(b)

the aggregate number of Trust Units which may be reserved for issuance to the insiders of the Trust, together with all other Trust Unit compensation arrangements of the Trust, will not exceed ten percent of the outstanding Trust Units (on a non-diluted basis);

(c)

the aggregate number of Trust Units which may be issued to insiders of the Trust pursuant to the exercise of Unit Appreciation Rights and all other Trust Unit compensation arrangements of the Trust in any one year will not exceed ten percent of the outstanding Trust Units (on a non-diluted basis);

(d)

the aggregate number of Trust Units which may be issued to any one insider of the Trust and such insider's associates pursuant to the exercise of Unit Appreciation Rights and all other Trust Unit compensation arrangements of the Trust in any one year will not exceed five percent of the outstanding Trust Units (on a non-diluted basis);

(e)

if a Participant takes an approved leave of absence, among other things: (i) all new awards of Unit Appreciation Rights are suspended as of the date of commencement of such leave; (ii) the further vesting of existing Unit Appreciation Rights is suspended as of the date of commencement of such leave; and (iii) if and when the Participant returns from such leave, the vesting of unvested Unit Appreciation Rights will resume, provided that the vesting dates will be adjusted to reflect the term of the leave, and future grants will be prorated to reflect the term of the leave;

(f)

if a Participant ceases to be an active member of the Trust’s management:

(i)

as a result of just cause dismissal, all Unit Appreciation Rights, whether vested or unvested, will immediately terminate and be of no further force or effect;

(ii)

as a result of death, retirement or long term disability, the Participant or its representative will have the option of exercising any vested Unit Appreciation Rights at any time before six (6) months (subject to extension by the Board of Directors) after the date of death or retirement; and

(iii)

for any reason other than death, retirement, long term disability or cause, then, subject to certain conditions, the Participant will have the option of exercising any remaining vested Unit Appreciation Rights in whole or in part at any time before 90 days (subject to extension by the Board of Directors) after the date on which such Participant ceases to be an active member of the Trust’s management.  In respect of the termination of Executive Officers in particular please see “Executive Compensation - Employment Arrangements - Employment Agreements”;

(g)

if a takeover bid is made in respect of the Trust Units while a Participant is an active member of the Trust’s management, all Unit Appreciation Rights become exercisable in whole or in part by the Participant at any time up to and including the date that is ten (10) days following the expiry date of such takeover bid;

(h)

if an issuer bid is made in respect of the Trust Units or the Trust proposes a going private transaction, then the Board of Directors may permit a Participant to immediately exercise all outstanding Unit Appreciation Rights in order to permit Trust Units issuable thereunder to be tendered to such issuer bid or to participate in the going private transaction; and

(i)

the Board of Directors may from time to time and for any reason whatsoever grant a Participant the right to exercise all or any portion of the Unit Appreciation Rights held by the Participant that are not otherwise vested on such terms and conditions and for such periods as the Board of Directors considers necessary and appropriate.

A Participant who exercises a Unit Appreciation Right is entitled to receive that number of Trust Units equal to the total return to Unitholders from the date of grant to the date of exercise, less a performance threshold equal to a five percent compounded annual return, divided by the closing price of the Trust Units on the TSX on the trading date preceding the date of exercise.  No Trust Units will be issuable, and no cash amounts will be payable, on the exercise of Unit Appreciation Rights unless the total return to Unitholders from the date of grant to the date of exercise is greater than five percent per year, compounded annually.

Currently, the aggregate number of Trust Units that may be issued pursuant to the exercise of Unit Appreciation Rights granted under the LTIP cannot exceed 1,800,000 Trust Units (or approximately 2.2% of the outstanding Trust Units as at the Record Date).  As at the Record Date, 1,422,302 Trust Units had been issued under the LTIP (or approximately 1.8% of the outstanding Trust Units), leaving a balance of 377,698 Trust Units available to satisfy future obligations.  The number of Trust Units required to satisfy obligations outstanding as of the Record Date was 1,244,287, leaving a shortfall of 866,589 Units.

Proposed Amendment to Long Term Incentive Plan

Effective January 1, 2005, the TSX amended the rules relating to security based compensation arrangements.  The relevant portions of Section 613 of the TSX Company Manual (the “Company Manual”), which governs these arrangements, are as follows:

(a)

When instituted, all security based compensation arrangements must be approved by a majority of the listed issuer’s Directors, and by the listed issuer’s securityholders;

(a)

Every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed maximum number of securities issuable, must be approved by majority of the listed issuer’s Directors and by the listed issuer’s securityholders;

(b)

Should a security based compensation arrangement not provide for the procedure for amending the arrangement, securityholder approval will be required for such amendments; and

(c)

A security based compensation arrangement must have a maximum number of securities issuable, either as a fixed number or a fixed percentage, of the listed issuer’s outstanding capital represented by such securities.

One of the effects of these and other amendments is that an issuer can reserve any amount of its securities as long as the maximum is stipulated, as a total number or as a percentage, and the plan has been approved by the Directors and the Unitholders.  If the maximum stipulated is not by way of an absolute number of securities, the plan must be re-approved by Unitholders every three years.

As a result of these changes, and in order to ensure that the Board of Directors is able to continue to exercise its discretion to issue Trust Units on the exercise of Unit Appreciation Rights, PrimeWest has proposed the following amendments to the Long Term Incentive Plan:

(d)

delete the reference to a maximum number of Trust Units issuable or reserved pursuant to the LTIP, and provide that the maximum number of Trust Units issuable under the LTIP shall be a "rolling" maximum equal to 7.5% of the outstanding Trust Units, without regard to the number of Trust Units issuable upon the exchange of any outstanding exchangeable securities, including without limitation, the Class A Exchangeable Shares.  Any increase in the issued and outstanding Trust Units will result in an increase in the available number of Trust Units issuable under the LTIP, and any exercises of rights will make new grants available under the LTIP, effectively resulting in a re-loading of the number of Unit Appreciation Rights available to grant under the LTIP;

(e)

amend the LTIP to allow for the Board of Directors by resolution to amend the LTIP without Unitholder approval.  However, the Board of Directors will not be entitled to amend a Unit Appreciation Right grant to lower the exercise price or to extend the expiry date without Unitholder approval.  Any such amendments will remain subject to all necessary approvals of the TSX; and

(f)

implement a requirement to obtain the approval of the Unitholders for the continuation of the LTIP for a further three year period on the third anniversary of the meeting at which the LTIP was last instituted and approved by Unitholders.

Approval Procedure

The Board of Directors has approved a resolution to amend the Long Term Incentive Plan as proposed, including the amendments necessary to allow for 7.5% of the outstanding Trust Units to be reserved for issuance to Participants and the amendments necessary to adopt a form of rolling plan, and recommends that Unitholders vote in favour of the resolution to amend the Long Term Incentive Plan.  The form of the resolution to be considered by Unitholders to amend the Long Term Incentive Plan (the “LTIP Amendment Resolution”) is set forth in Schedule “A” to this Management Proxy Circular.

To be approved, the LTIP Amendment Resolution must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting.  In addition, the TSX requires that the foregoing resolution be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units and the Special Voting Unit in respect of Class A Exchangeable Shares beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders, who in the aggregate own 290,257 Trust Units and 100,000 Class A Exchangeable Shares exchangeable in the aggregate into 58,188 Trust Units.  Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units and votes under the Special Voting Unit in respect of such Class A Exchangeable Shares from voting on this resolution at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of passing the LTIP Amendment Resolution.  If the LTIP Amendment Resolution is not approved by the Unitholders, the Board of Directors will be required to make cash payments in settlement of future obligations under the Long Term Incentive Plan once the existing reserve of Trust Units is exhausted.

1.

Termination of Unitholder Rights Plan

The Unitholder Rights Plan of the Trust is embodied in the Unitholder Rights Plan Agreement dated as of March 31, 1999 between the Trust and The Trust Company of Bank of Montreal, as rights agent, as amended and restated as of April 5, 2002, and further amended and restated as of May 5, 2005, between the Trust and Computershare Trust Company of Canada (the “Rights Plan”).  The Rights Plan was amended on April 5, 2002 to conform its provisions to versions of rights plans then prevalent for public corporations in Canada and was reconfirmed by Unitholders on May 21, 2002.  On May 5, 2005, Unitholders approved the amendment of the Rights Plan to provide that Unitholder approval must be sought for the continuance of the Rights Plan at every annual meeting of Unitholders subsequent to the Meeting and reconfirmed the Rights Plan for a further initial term of one year.  This Meeting represents the next annual meeting of Unitholders subsequent to that reconfirmation and, during the interim period, the Board of Directors has determined that the Rights Plan is no longer necessary or in the best interests of the Trust and its Unitholders.  Therefore, PrimeWest will not be requesting the Unitholders to approve the continuance of the Rights Plan for a further term, thereby allowing the Rights Plan to terminate.

Background to the Rights Plan

The objectives of the Rights Plan were to ensure that, in the event of a take-over bid or other control transaction for Trust Units of the Trust, all Unitholders would receive full and fair value for their Trust Units and would not be subjected to abusive or coercive takeover strategies and that the Board of Directors, on behalf of the Trust and all of its Unitholders, would have the time and opportunity to evaluate the bid and its effects, to seek out alternative bidders and to explore, develop and evaluate other ways of maximizing Unitholder value. Under the Rights Plan, a bidder was encouraged either to make a Permitted Bid (as defined in the Rights Plan), without approval of the Board of Directors, having terms and conditions designed to promote fairness and meet the foregoing objectives, or, to negotiate the terms of a bid with the Board of Directors.

In considering whether to adopt the Rights Plan, the Board of Directors considered the legislative framework in Canada governing take-over bids, developments in the terms of Unitholder and shareholder rights plans and the actual experiences in hostile take-over bids in Canada and determined that the securities laws in force at the time did not adequately protect the rights of Unitholders during take-over bids.  The Rights Plan was not adopted by the Trust in response to, or in anticipation of, any acquisition proposal, and was not intended to prevent a take-over bid being made for the Trust or to secure continuance of management or the Directors in office.

Operation of the Rights Plan - Overview

Under the Rights Plan, unit purchase rights (“Rights”) were issued to holders of Trust Units of the Trust at the rate of one Right for each Trust Unit outstanding as at 11:59 p.m. (Calgary time) on April 5, 2002 (the “Record Time”).  In addition, one Right was issued with each new Trust Unit issued after the Record Time and prior to the earlier of the “separation time” and the redemption or expiration of the Rights.  The Rights Plan became effective on the Record Time and was to continue in effect only if confirmed as required by simple majority of the votes cast by holders of Trust Units of the Trust at a “meeting”.

In general terms, if a person acquired twenty percent (20%) or more of the Trust Units (an “Acquiring Person”) other than by way of a Permitted Bid, a Competing Bid (each as defined in the Rights Plan) or a transaction otherwise approved by the Board of Directors, holders of Rights other than the Acquiring Person could acquire Trust Units at a significant discount to the then prevailing market prices.  Accordingly, in such a case, the Rights would cause substantial dilution to an Acquiring Person who became an Acquiring Person other than through a Permitted Bid, a Competing Bid or on terms approved by the Board of Directors.  The Rights Plan, through its dilutive aspects, was intended to discourage a potential acquiror from undertaking “creeping acquisitions” or buying a large block of shares from a select group of Unitholders through “private agreement transactions”.  Because of the Permitted Bid and Competing Bid feature of the Rights Plan, a bidder did not have to negotiate with the Board of Directors, but was entitled to have the Unitholders determine whether to accept the bidder’s offer.

The adoption of the Rights Plan did not detract in any way from or lessen the duties imposed upon the Board of Directors at law to act honestly and in good faith with a view to the best interests of the Trust and its Unitholders in considering any take-over bid made for the Trust Units.  The Rights Plan stated that nothing contained therein should be construed to suggest or imply that the Board of Directors should not be entitled to recommend that holders of Trust Units reject or accept any take-over bid or take any other action with respect to any take-over bid or otherwise that the Board of Directors believed was necessary or appropriate in the exercise of its fiduciary duties.

Termination of the Rights Plan

According to the original terms of the Rights Plan, Unitholder approval was required for the continuance of the Rights Plan at every third annual meeting of Unitholders after the initial approval on May 18, 1999.  In 2005, the Board of Directors determined that the continuation of the Rights Plan should be reviewed and subjected to Unitholder approval on an annual basis in order to ensure that it remained in the best interests of the Trust and its Unitholders.  On May 5, 2005, Unitholders approved the amendment of the Rights Plan to require Unitholder approval for the continuance of the Rights Plan at every annual meeting of Unitholders subsequent to that Meeting and reconfirmed the Rights Plan for a further initial term of one year.  The Board of Directors has now determined that the Rights Plan is no longer necessary or in the best interests of the Trust and its Unitholders for the following reasons:

(a)

Canadian securities legislation has been amended to provide for a minimum bid period of 35 days, which should be a sufficient period of time for the Board of Directors to consider a take-over bid and seek alternatives in order to maximize value for Unitholders;

(b)

the Trust has grown to a sufficient size and has a sufficiently broad Unitholder base to make it less likely that it will be subjected to a hostile take-over bid and less likely that any such take-over bid that is made would succeed;

(c)

while not designed to do so, rights plans may discourage potential bidders from making attractive offers for issuers;

(d)

there is a trend towards the discontinuation of rights plans by existing issuers and many new issuers are not implementing rights plans; and

(e)

corporate governance laws and practices are evolving to the extent that rights plans are viewed as inconsistent with an open and transparent corporate governance system.

As a result of the foregoing, PrimeWest will not be requesting the Unitholders to approve the continuance of the Rights Plan for a further term.  Therefore, as of the conclusion of the Meeting, the Rights Plan will terminate and be of no further force and effect.

EXECUTIVE COMPENSATION

Composition of Compensation Committee and Report on Executive Compensation

The Board of Directors of PrimeWest has a Compensation Committee that has been organized to ensure compliance with all applicable corporate governance rules and policies.  This Committee is comprised of three members, Harold N. Kvisle, as Chair, W. Glen Russell and James W. Patek, all of whom are independent Directors for the purposes of their membership in such Committee.  The principal mandates of the Compensation Committee, further details of which are provided under “Corporate Governance – Board Committees” and in Schedule “B” – Statement of Corporate Governance Practices under the heading “Compensation”, are to assess and make recommendations to the Board of Directors regarding employee, Executive Officer and Director compensation, including benefits and short and long term incentive programs, and to establish a process for identifying, recruiting, appointing and reappointing the Executive Officers of PrimeWest.  Based on the considerations of pay for performance and market based pay, on an annual basis, the Board of Directors reviews, makes any modifications determined to be necessary and approves the Compensation Committee’s recommendations with respect to the compensation structure applicable to the Executive Officers of PrimeWest.  Such reviews are undertaken to ensure that compensation levels are competitive and appropriate and that PrimeWest is able, and continues to be able to, attract and retain qualified and experienced individuals to its team of Executive Officers and to motivate these individuals to perform to the best of their ability and in the best interests of the Trust.

The Compensation Committee undertakes independent reviews of the compensation packages of PrimeWest’s Executive Officers on an annual basis, with a view to ensuring that the total direct compensation paid to such Officers is commensurate with compensation packages provided by Canadian oil and gas companies and royalty trusts of a similar size and capitalization and with a similar performance to that of PrimeWest on an ongoing basis.  Executive compensation levels are benchmarked against industry survey data and proxy comparator groups.  Total direct compensation, which includes base salary, short term incentives and the expected value of long term incentives, is targeted at the market median while top performers may receive total compensation at the 75th percentile level.  A description of the criteria used in each element of compensation and the relative emphasis placed on each element of compensation is set forth below.

For 2005, the Compensation Committee and PrimeWest participated in and utilized the results of surveys conducted by Towers Perrin and Mercer Human Resource Consulting LLC.  In addition, Towers Perrin was retained to provide specific data and recommendations with respect to the compensation of the Executive Officers.  These recommendations were based on the review of publicly available proxy data as well as Towers Perrin’s own survey data and the Mercer data.  During 2005, the Compensation Committee also utilized the services of Total Compensation Planners (a division of K.J. Robertson Associates Management Consultants Inc.) to supply specific data and recommendations with respect to Director compensation and to provide general feedback with respect to Executive Officer compensation, the Chief Executive Officer evaluation procedure, the competitiveness of overall employee compensation and the appropriate levels of staff salary increases.  In November 2005, the retainer of Total Compensation Planners was completed and the mandate of Towers Perrin was expanded to cover the services previously provided by Total Compensation Planners as an independent compensation consultant to the Compensation Committee.

Compensation Arrangements

Base Salary

The salary of the Executive Officers of PrimeWest, including the Chief Executive Officer, have been targeted at the market median of salaries paid among industry peer issuers of similar size.  For the remainder of employees, salaries are competitive within the industry and, again, are generally set at the market median level.

Savings Plan

In addition to base salary and the other components of total compensation, employees of PrimeWest, including Executive Officers, participate in a group savings plan (the “Savings Plan”).  Employees may elect to participate in the Savings Plan on a registered (“RRSP”) or on a non-registered basis.  The Savings Plan is administered on behalf of the participants by a nationally recognized insurance company, offering such participants a wide variety of investment options, including the purchase of Trust Units.  Under the terms of the Savings Plan, PrimeWest contributed 9% of each employee’s base salary for calendar year 2005.  Contributions to the Savings Plan vest immediately and there are no restrictions in respect of the withdrawal or transfer of funds contributed to the Plan on behalf of the participants.

Short Term Incentives

Employees of PrimeWest, including Executive Officers, also participate in a short term incentive plan (the “Short Term Incentive Plan”) under which annual cash bonuses are paid to employees in amounts to be determined based on a combination of individual and corporate performance factors.  Payments to Executive Officers under the Short Term Incentive Plan are made prior to the end of February in the year after the performance year in which the bonuses are earned and are consistent with industry standards.

As with the other participants under the Short Term Incentive Plan, bonuses payable to Executive Officers, including the Chief Executive Officer, are determined by the achievement of both corporate and personal performance objectives, as evaluated by the Compensation Committee, and approved by the Board of Directors.  The 2005 corporate performance targets consisted of weighted measures set for production (30%), operating and general and administrative costs (15%), cash flow from operations (15%), relative Unitholder return (20%), net asset value added ratio (15%), operational excellence index (5%) and other factors at the discretion of the Board of Directors.  The Chief Executive Officer’s personal performance targets, which are set each year by the Board of Directors, are closely aligned to the corporate goals established for the year.  For 2005, the Chief Executive Officer’s personal performance assessment was based on such considerations as steps taken with respect to the achievement of the short and long term goals of PrimeWest, the execution of strategic plans, leadership skills, ethics and integrity, succession planning and interaction with the Board of Directors and stakeholders.

Long Term Incentives

Unit Appreciation Rights under PrimeWest’s Long Term Incentive Plan are granted at the discretion of the Board of Directors to employees, including Executive Officers, and Directors from time to time as a long term performance incentive.  In determining the long term incentive component of Executive Officer compensation, the Compensation Committee considers PrimeWest’s performance and relative Unitholder return, the value of similar incentive awards made to officers of industry peer issuers of similar size and the awards granted to the Executive Officers in prior years.  PrimeWest has adopted a policy to issue semi-annual grants of Unit Appreciation Rights to LTIP Participants, including the Executive Officers and Directors.  Under the terms of the Long Term Incentive Plan, Executive Officers and Directors are eligible to receive Unit Appreciation Rights, which on exercise are settled in Trust Units or a cash payment, to the extent that the total return to Unitholders (measured by both changes in Trust Unit prices and cash distributions made to Unitholders) is in excess of a threshold of five percent per annum.  Unit Appreciation Rights issued under the Long Term Incentive Plan are leveraged, meaning that for higher levels of total return compounded over several years, the LTIP will yield top decile values.   The leverage built into the program is an effective retention tool and, therefore, a significant portion of the total compensation of the Executive Officers and Directors is made up of Unit Appreciation Rights.

With the exception of Unit Appreciation Rights issued to Directors, which vest immediately, and the ability of the Board of Directors to accelerate vesting upon the occurrence of any one of a number of specified events, Unit Appreciation Rights vest and become exercisable in equal one-third proportions on the first, second and third anniversaries of the date of issue.  All Unit Appreciation Rights issued under the Long Term Incentive Plan expire on the sixth anniversary of the grant date.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to the Chief Executive Officer and Chief Financial Officer of PrimeWest and the other two most highly compensated Executive Officers of PrimeWest whose total salary and bonus exceeded $150,000 during the year ended December 31, 2005 (collectively the “Named Executive Officers”).  PrimeWest had only four Executive Officers in 2005.  Effective February 23, 2006, Mr. Brian J. Lynam, BASc., P.Eng., joined PrimeWest in the newly created position of Vice President, Operations.  Also effective, February 23, 2006, the Board of Directors appointed Mr. Gordon D. Haun, BA, LLB, Corporate Counsel and Secretary, as an Officer and General Counsel and Corporate Secretary of the Trust.

Aspects of the compensation of the Named Executive Officers are also dealt with in the additional tables set out below.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compen-sation ($)(2)	Unit Appreciation Rights Granted (#)(3)	Trust Units Subject to Resale Restriction ($)	LTIP Payouts ($)	All Other Compen-sation ($)(4)
Donald A. Garner President & Chief Executive Officer	2005 2004 2003	350,000 350,000 325,000	300,000 250,000200,000	49,219 49,244 42,964	128,600 131,126 121,651	- - -	2,659,604 - -	864,416 604,969 -
Timothy S. Granger Chief Operating Officer	2005 2004 2003	245,000 245,000 236,250	165,000 160,000 80,000	35,769 37,794 34,977	50,368 57,971 55,852	- - -	610,766 - 281,833	345,759 241,982 121,260
Dennis G. Feuchuk Vice President, Finance and Chief Financial Officer	2005 2004 2003	260,000 260,000 236,250	165,000 165,000 125,000	41,119 41,144 34,977	64,300 61,521 55,852	- - -	1,582,458 77,738 181,627	345,759 241,982 121,260
Ronald J. Ambrozy Vice President, Business Development	2005 2004 2003	195,000 195,000 183,750	100,000 150,000 80,000	31,269 31,221 29,135	43,939 30,760 28,960	- - -	1,098,997 445,515 701,129	172,879 120,991 121,260

Notes:

(1)

The amounts disclosed represent bonuses earned under the Short Term Incentive Plan based on individual and corporate performance in the referenced year but paid in the following year.

(2)

Amounts include benefits paid to the Executive Officers such as the Employee Group Savings Plan and other taxable amounts.

(3)

The Unit Appreciation Rights are described elsewhere in this Management Proxy Circular.  See “Executive Compensation - Compensation Arrangements - Long Term Incentives” and “Executive Compensation - Unit Appreciation Rights”.

(4)

For 2003, this compensation represents the value of Class A Exchangeable Shares issued to Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on November 6, 2003 in consideration for the renunciation of their rights under the management incentive program.  Mr. Garner received Class A Exchangeable Shares in his capacity as vendor of shares of a corporation which held certain rights under this program.  For 2004 and 2005, this compensation represents the value of Class A Exchangeable Shares issued to Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on November 6, 2004 and November 7, 2005 under the employee retention agreements.  See “Executive Compensation – Employment Arrangements – Retention Agreements.”

Unit Appreciation Rights

Except as set out below, no options or other Trust Unit rights have been granted to any Executive Officer of PrimeWest.  The following table sets forth certain information relating to the Unit Appreciation Rights issued to the Named Executive Officers under the Long Term Incentive Plan during the year ended December 31, 2005.

Name	Grant Date	Unit Appreciation Rights Granted (#)	% of Total Unit Appreciation Rights Granted in Fiscal Period	Base Price of Trust Units underlying Unit Appreciation Rights ($/Unit)	Market Value of Trust Units Underlying Unit Appreciation Rights on the Date of Grant ($/Unit)	Expiration Date
Donald A. Garner	Jan. 4, 2005 July 4, 2005	69,227 59,373	4.6% 3.9% Total: 8.5%	26.57 30.98	26.57 30.98	Jan. 4, 2011 July 4, 2011
Timothy S. Granger	Jan. 4, 2005 July 4, 2005	27,114 23,254	1.8% 1.5% Total: 3.3%	26.57 30.98	26.57 30.98	Jan. 4, 2011 July 4, 2011
Dennis G. Feuchuk	Jan. 4, 2005 July 4, 2005	34,614 29,686	2.3% 1.9% Total: 4.2%	26.57 30.98	26.57 30.98	Jan. 4, 2011 July 4, 2011
Ronald J. Ambrozy	Jan. 4, 2005 July 4, 2005	23,653 20,286	1.6% 1.3% Total: 2.9%	26.57 30.98	26.57 30.98	Jan. 4, 2011 July 4, 2011

The following table sets forth information concerning aggregated exercises of Unit Appreciation Rights by the named Executive Officers during the year ended December 31, 2005 together with the number and value of unexercised Unit Appreciation Rights held by each of the Named Executive Officers as at December 31, 2005.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Appreciation Rights at Year End (#)		Value of Unexercised in-the-money Unit Appreciation Rights at Year End ($)
			Vested	Unvested	Vested	Unvested
Donald A. Garner	71,998	2,659,604	279,597	257,816	6,328,187	3,588,104
Timothy S. Granger	19,258	610,766	129,702	108,198	2,994,777	1,540,946
Dennis G. Feuchuk	48,537	1,582,458	45,718	124,509	920,029	1,711,481
Ronald J. Ambrozy	33,581	1,098,997	37,496	74,394	852,581	974,721

Employment Arrangements

Employment Agreements

PrimeWest is a party to an employment agreement with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy.  Under the agreement with Mr. Garner, in the event of a change of control of the Trust or, if PrimeWest terminates his employment without just cause, on termination, Mr. Garner will be entitled to a severance payment equal to between 2 and 2.5 times his base salary and average annual bonus, depending on his period of service at the time of termination.  The agreements with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions except that the severance payment in the event that there is a change of control of the Trust or, if PrimeWest terminates their employment without just cause, will be equal to between 1.5 and 2 times their base salary and average annual bonus, depending on the period of service at the time of termination.  In the event of such termination, each of the Executive Officers will also be entitled to exercise all Unit Appreciation Rights which had then vested or which would vest within the notice period.

Retention Agreements

From the inception of the Trust in October 1996 until October 1, 2002, the Trust and PrimeWest retained PrimeWest Management Inc. (the “Manager”) to provide management and administrative services.  The Executive Officers of the Manager and PrimeWest were identical, and the Manager provided the Officers with their full employment compensation.  PrimeWest would then reimburse the Manager for all of its general and administrative expenses, including those relating to the compensation of the Executive Officers.

In November 2002, the Trust and PrimeWest completed the “internalization” of the Manager, effective October 1, 2002, by acquiring all of the outstanding shares of the Manager.  The transaction resulted in the elimination of all management, acquisition and disposition fees and other incentive payments and dividends (commonly referred to as the retained royalty) which were payable to the Manager from time to time.

In connection with the internalization transaction, the Manager entered into certain employee retention agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  Those agreements and other arrangements were assumed by PrimeWest as part of the internalization transaction.  The retention agreements provided for consideration for those Executive Officers agreeing to remain employed with PrimeWest following completion of the management internalization transaction.  Under the employee retention agreement with Mr. Garner, PrimeWest granted to Mr. Garner on November 6, 2004 and November 7, 2005, and has agreed to issue to Mr. Garner on each of November 6,  2006 and 2007, 47,171 Class A Exchangeable Shares.  The issuance of those shares will be accelerated in the event of a change of control of the Trust or if PrimeWest terminates Mr. Garner’s employment without just cause.  Mr. Garner will forfeit all of the unissued Class A Exchangeable Shares in the event that his employment is terminated for cause or for any other reason.  The employee retention agreements with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions, except that their annual entitlements are equal to 18,868, 18,868 and 9,434 Class A Exchangeable Shares, respectively.

The Manager also entered into further agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  These agreements provided:  (a) in the case of Mr. Garner, for the sale of shares of a corporation which held certain rights under the management incentive program of the Manager; and (b) in the case of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy, for the compensation of those Executive Officers for renouncing their rights under the management incentive program.  Under these agreements, in Mr. Garner’s case, the shareholders of the corporation received a total of 129,381 Class A Exchangeable Shares on November 6, 2003, 50% of which Class A Exchangeable Shares were issued to Mr. Garner, and each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy was issued 10,781 Class A Exchangeable Shares on November 6, 2003.

Compensation of Directors

PrimeWest’s Director compensation levels are based on the considerations discussed above under '”Composition of Compensation Committee and Report on Executive Compensation.”  However, in formulating its recommendations to the Board of Directors, the Compensation Committee emphasizes the proxy survey data and the recommendations of the Committee’s independent compensation consultant.

During the year ended December 31, 2005, the Chair of PrimeWest was paid an annual retainer of $90,500 and an additional $1,800 for each Board of Directors and Committee meeting attended.  The other Directors received an annual retainer of $27,500 and $1,500 for each meeting of the Board of Directors attended.  Committee Chairs received an additional annual retainer of $7,500 and $1,800 for each Committee meeting attended, and Committee members received an additional annual retainer of $5,000 and $1,500 for each Committee meeting attended.  All Directors received an annual grant of a number of Unit Appreciation Rights determined by the formula applicable to such Directors.  The Chair of the Board of Directors was granted 24,434 Unit Appreciation Rights in 2005.  The other Directors were each granted 16,290 Unit Appreciation Rights in 2005.

The following table sets forth the compensation payable to each Director in 2005.

Annual Compensation			Long-Term Compensation
			Awards		Payouts
Name	Retainer ($)	Meeting Fees ($)	Unit Appreciation Rights Granted (#)	Trust Units Subject to Resale Restriction ($)	LTIP Payouts ($)
Harold P. Milavsky (1)	102,375	30,600	24,434	-	194,758
Barry E. Emes	32,500	16,500	16,290	-	409,852
Harold N. Kvisle	40,000	24,600	16,290	-	197,244
Kent J. MacIntyre	32,500	19,500	16,290	-	1,766,732 (2)
Michael W. O’Brien	40,000	23,100	16,290	-	-
W. Glen Russell	40,000	27,300	16,290	-	-
James W. Patek	37,500	34,500	16,290	-	-
Peter Valentine (1)	33,750	20,400	16,290	-	-

Notes:

(1)

Mr. Valentine was appointed Chair of the Audit and Finance Committee on May 5, 2005, replacing Mr. Milavsky in that capacity and the respective retainers were pro-rated accordingly.

(2)

This LTIP Payout amount in 2005 for Mr. MacIntyre represents an exercise of Unit Appreciation Rights received in 1999 while Mr. MacIntyre was the CEO of PrimeWest.

For 2006, the Board of Directors has determined that no changes will be made to Director compensation arrangements.  Therefore, the Chair of PrimeWest will receive an annual retainer of $90,500 and an additional $1,800 for each Board of Directors and Committee meeting attended.  The other Directors will receive an annual retainer of $27,500 and an additional $1,500 for each Board of Directors meeting attended.  Committee Chairs will receive an additional annual retainer of $7,500 and $1,800 for each Committee meeting attended, and Committee members will receive an additional annual retainer of $5,000 and $1,500 for each Committee meeting attended.

The following table sets forth information concerning the number of Board and Committee meetings in 2005 and the number of such meetings attended by each Director.

Name	Board of Directors	Audit and Finance Committee	Corporate Governance and EH&S Committee	Compensation Committee	Operations and Reserves Committee
Harold P Milavsky (1)	8/8	5/5	2/2	2/3 (2)	-
Barry E. Emes	8/8	-	2/2	-	-
Harold N. Kvisle (3)	7/8	-	-	3/3	6/6
Kent J. MacIntyre	7/8	-	-	-	6/6
Michael W. O’Brien (3)	8/8	5/5	2/2	-	-
W. Glen Russell (3)	8/8	-	-	3/3	6/6
James W. Patek	8/8	-	-	3/3	6/6
Peter Valentine (3)	8/8	5/5	-	-	-

Notes:

(1)

Chair of the Board

(2)

While not a member of the Compensation Committee, Mr. Milavsky attended certain meetings of that Committee as an invitee

(3)

Committee Chair

Liability Insurance of Executive Officers and Directors

PrimeWest maintains Executive Officer and Director liability insurance coverage for losses to PrimeWest if it is required to reimburse Executive Officers and Directors, where permitted, and for direct indemnity of Executive Officers and Directors where corporate reimbursement is not permitted by law.  This insurance protects PrimeWest’s Executive Officers and Directors against liability (including costs), subject to standard policy exclusions, which may be incurred by such individuals in acting in their respective capacities for PrimeWest.  All Executive Officers and Directors of PrimeWest are covered by the policy and the amount of insurance, which has an aggregate limit of US $25,000,000, applies on a collective basis.

Minimum Trust Unit Ownership Levels for Executive Officers and Directors

In 2004, the Board of Directors of PrimeWest implemented minimum Trust Unit ownership levels for Executive Officers and Directors.  Such levels consist of the market value equivalent of two times the base salary for Executive Officers and five times the base retainer for Directors, to be attained within a five year period.  The purpose of this program is to ensure that the interests of Executive Officers and Directors are aligned with those of Unitholders.

Performance Analysis

The following graph compares the percentage cumulative total Unitholder return of the Trust (assuming a $100 investment in Trust Units) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Oil and Gas Index, assuming the reinvestment of distributions, where applicable, for the relevant period.

Index	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
PrimeWest	$100.00	$119.45	$152.94	$167.89	$253.96
S&P/TSX Composite	$100.00	$ 87.62	$110.99	$127.07	$157.98
S&P/TSX Capped Energy Trust Index	$100.00	$119.11	$174.38	$225.98	$337.57
S&P/TSX Composite Oil and Gas Index	$100.00	$112.06	$139.91	$181.95	$297.87

Note:

(1)

The S&P/TSX Composite Index was previously referred to as the TSX 300 Index.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Trust Units to be issued pursuant to equity compensation plans, the weighted average exercise price of the outstanding rights and the number of Trust Units remaining available for future issuance under equity compensation plans of the Trust.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders (LTIP)	1,244,287 (1)	-(1)	Nil (2)
Equity compensation plans approved by securityholders (employee retention agreements)	106,415 (3)	-(3)	106,415 (3)
Equity compensation plans not approved by securityholders	-	-	-
Total	1,350,702	-	106,415

Notes:

(1)

The number of Trust Units issuable pursuant to a Unit Appreciation Right is determined by dividing the market price of the Trust Units into the difference between the Unit Appreciation Right price and the Unit Appreciation Right hurdle price, each at the date of the exercise.  The Unit Appreciation Right price is calculated on the basis of the Unit Appreciation Right price at the date of issue: (i) increased by the amount of distributions in respect of a Trust Unit (and Trust Units deemed to be obtained on the reinvestment of distributions) since such issue, and (ii) increased or decreased by the amount of any increase or decrease in the market price of Trust Units between the date of issue of the Unit Appreciation Right and the date of exercise.  The Unit Appreciation Right hurdle price is calculated on the basis of the Unit Appreciation Right price at the date of its issue increased by five per cent per annum to the date of exercise.

(2)

This figure has been reported as Nil to reflect the fact that the aggregate number of Trust Units that may be issued under the LTIP cannot currently exceed 1,800,000 Trust Units.  Because the balance available for future exercises as of the Record Date was 377,698 Trust Units, there is currently a shortfall of 866,589 Trust Units.  The Trust’s obligations under the LTIP are not limited to the remaining 377,698 Trust Units because any excess is payable in cash.  If the LTIP Amendment Resolution is passed at the Meeting, the number available for future issuance will increase to 6,038,693 based on the number of Trust Units currently issued and outstanding.  See “Matters to be Considered at the Meeting - Amendment of Long Term Incentive Plan - Proposed Amendment to Long Term Incentive Plan”.

(3)

Consists of a total of 188,680 Class A Exchangeable Shares issuable to Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on each of November 6, 2006 and 2007 converted to Trust Units at an exchange ratio on December 31, 2005 of one Exchangeable Share for 0.56399 Trust Units.  The number of Trust Units obtained upon exercise of Exchangeable Shares is adjusted based on the distributions in respect of Trust Units prior to the date of exchange.  See “Executive Compensation - Employment Arrangements - Retention Agreements.”

CORPORATE GOVERNANCE

Declaration of Trust

Under the terms of the Declaration of Trust, Computershare Trust Company of Canada, as Trustee, is given broad powers and authorities over the administration and management of the Trust.  Pursuant to the Declaration of Trust, the Trustee has delegated to the Board of Directors the supervision of the management of the business and affairs of the Trust.  Among other things, the Board of Directors is given responsibility for all matters relating to offerings of securities of the Trust, take-over bids or similar transactions involving the Trust or its subsidiaries, the terms, amendment or execution of material contracts on behalf of the Trust, the voting of securities held by the Trust, the redemption of Trust Units, any borrowings or acquisitions made by the Trust or its subsidiaries and the approval of the Trust’s public disclosure documents.

The Trust, as the sole voting shareholder of PrimeWest, is entitled to elect the Board of Directors of PrimeWest and must do so in accordance with a vote of the Unitholders.  Holders of the Class A Exchangeable Shares of PrimeWest do not have the right to vote their shares directly, but can effectively exercise voting rights at meetings of Unitholders through the Special Voting Unit of the Trust.

Board of Directors

The Board of Directors has responsibility for the stewardship of the Trust and PrimeWest, including responsibilities for planning and evaluation, financial management, operations, human resources and environment and safety.  Pursuant to the terms of the mandate of the Board of Directors, a copy of which is set out in Schedule “C” to this Management Proxy Circular, the Board has taken specific responsibility for:

•

adopting a strategic planning process;

•

identifying principal risks and implementing risk management systems;

•

succession planning, including nominating, training and monitoring Executive Officers;

•

implementation of and compliance with a communications and disclosure policy;

•

implementation of and compliance with an insider trading policy; and

•

ensuring the integrity of internal control and management information systems.

The Board of Directors is currently comprised of eight members, all of whom are  independent Directors, within the meaning contemplated by Canadian securities laws and the NYSE Rules (as defined herein) that do not apply to Audit Committees.  Seven of the eight members of the Board of Directors are independent for the purposes of all of the tests under Canadian securities laws and the NYSE Rules.  Additionally, the Chair of the Board of Directors is independent (see “Corporate Governance - Independent Director Determinations” below).

Board Committees

The Board of Directors discharges its responsibilities acting either in its entirety or through one of its Committees.  The Board of Directors has an Audit and Finance Committee, a Corporate Governance and EH&S Committee, a Compensation Committee and an Operations and Reserves Committee, all of which are comprised solely of independent Directors, as determined in accordance with the independence rules applicable to each Committee.

Audit and Finance Committee

The Audit and Finance Committee is responsible for the integrity of PrimeWest’s financial reporting process and financial statements, the system of internal controls, the management of financial risks and the internal and external audit process, including the appointment, qualification and independence of the external auditors.  The Committee reviews and recommends for approval PrimeWest’s quarterly and annual financial statements, MD&A, press releases, annual reports and other annual filings.  This Committee also implements processes for monitoring compliance with laws and regulations, the disclosure of material information, including equity offering prospectuses, the maintenance of management of information systems and the implementation of loss prevention and disaster recovery programs.

Additional details of the mandate of the Audit and Finance Committee are set out in Schedule B to this Management Proxy Circular.  In addition, the complete text of the Audit and Finance Committee’s mandate, and further information in respect of the Audit and Finance Committee’s members, functions, oversight and external auditors, is contained in Schedule C to the Trust’s Annual Information Form dated March 15, 2006.  The Annual Information Form is available on SEDAR at www.sedar.com.

In January 2006, PrimeWest hired a Director of Internal Audit whose mandate includes the review of compliance with and testing of internal controls, the conduct of general audit reviews in accordance with an internal audit plan, the identification of areas of significant risk and the conduct of special audits as requested by the Audit and Finance Committee or the Chief Executive Officer.

The Audit and Finance Committee is currently comprised of Mr. Valentine, Mr. O’Brien and Mr. Milavsky, all of whom are independent Directors for the purposes of all of the independence tests.  Mr. Valentine is the Chair of the Audit and Finance Committee.

Corporate Governance and EH&S Committee

The Corporate Governance and EH&S Committee’s principal mandate is to ensure that PrimeWest has an effective system of corporate governance, which complies with applicable laws and regulations.  In order to accomplish this important function, this Committee assesses and makes recommendations regarding the effectiveness of the Board of Directors and its Committees and establishes processes for identifying, recruiting, appointing, evaluating and providing for ongoing development of Directors.  The Committee review policies and procedures relating to disclosure and enforces conflict of interest and insider trading policies.  The Corporate Governance and EH&S Committee also monitors the environmental, health and safety practices of PrimeWest, to ensure compliance with applicable legislation, and conformance with industry standards, with the overall goal of preventing or mitigating losses.

In discharging its mandate, the Corporate Governance and EH&S Committee conducts annual assessments of the performance of the Board and each Committee, as well as the performance of the Chair of the Board and the Committee Chairs.  In addition, every two years, the Committee conducts an evaluation of the performance of individual Board and Committee members and oversees the completion and evaluation of Director peer reviews.  The Committee also conducts annual assessment of the size and composition of the Board, taking into consideration the current strengths, skills, experience and time demands on Directors, proposed retirements, and the strategic direction of PrimeWest.  Further, the Committee develops and approves Board and Committee eligibility criteria, identifies individuals qualified to become Board and Committee members, in consultation with the Chair of the Board, provides annual recommendations of nominees for election as members of the Board and, as necessary, recommends appointments to and removals from Board Committees.

The Corporate Governance and EH&S Committee is currently comprised of Mr. O’Brien Mr. Milavsky and Mr. Emes, all of whom are independent Directors for the purposes of their membership in such Committee.  Mr. O’Brien is the Chair of the Corporate Governance and EH&S Committee.

Operations and Reserves Committee

The Operations and Reserves Committee assists the Board of Directors in conducting PrimeWest’s oil and natural gas reserves evaluation process and in the public disclosure of reserves data and related information in connection with oil and gas activities.  This Committee also assists the Board of Directors in fulfilling its responsibilities relating to general aspects of oil and gas operations and development, including capital allocation and budgeting, producing asset performance, performance benchmarking and portfolio management, as well as the responsibilities relating to acquisitions and divestments, including reserves determinations and property valuations.

The Operations and Reserves Committee is currently comprised of Mr. Russell, Mr. Kvisle, Mr. Patek and Mr. MacIntyre, all of whom are independent Directors.  Mr. Russell is the Chair of the Operations and Reserves Committee.

Compensation Committee

The Compensation Committee’s responsibilities include duties to assess and make recommendations regarding PrimeWest’s compensation, benefits, short term incentive and long term incentive programs, including recommending to the Board of Directors the compensation of the Chief Executive Officer, and monitoring the audit and disclosure of compensation arrangements.  This Committee is also responsible for the establishment of processes for identifying, recruiting, appointing and evaluating the Executive Officers of PrimeWest, along with the training, development and orderly succession of management.  The Compensation Committee monitors PrimeWest’s compensation schemes and practices to ensure congruence between the performance of the Executive Officers and PrimeWest when compared to the objectives and goals of PrimeWest and the Trust.  For further information relating to the functions of the Compensation Committee, see “Executive Compensation - Composition of Compensation Committee and Report on Executive Compensation.”

The Compensation Committee is currently comprised of Mr. Kvisle, Mr. Russell and Mr. Patek, all of whom are independent Directors for the purposes of their membership in such Committee.  Mr. Kvisle is the Chair of the Compensation Committee.

Position Descriptions

PrimeWest has developed position descriptions for the Chief Executive Officer, the Chair of the Board and the Committee Chairs.  The Chief Executive Officer is responsible for the general management and direction of the business and affairs of PrimeWest in accordance with the strategies and objectives approved by the Board of Directors, which are designed to maximize Unitholder value, taking into account available opportunities and the risks of the business.  The Chief Executive Officer works with the other Executive Officers and the Board of Directors to develop and implement the short and long term strategies and objectives of the organization and is responsible for developing operating plans to ensure that such strategies and objectives are implemented and carried out.  The Chief Executive Officer’s position description also sets out specific responsibilities with respect to personal ethics and integrity, leadership and organizational planning, management development and succession planning, operational effectiveness, board relations and communication and unitholder, stakeholder and community relations.

The Chair of the Board of Directors of PrimeWest, who is an independent Director for the purposes of Canadian securities laws and the NYSE Rules, is responsible for the management, development and effective functioning of the Board of Directors and for the provision of leadership in every aspect of the Board’s affairs.  The Chair ensures that the Board is properly organized, functions effectively and discharges its obligations in relation to the oversight of the management of the business and affairs of PrimeWest.  The Chair’s position description also sets out specific responsibilities with respect to board and annual meetings, board performance and communication, Chief Executive Officer and management performance and corporate performance.

The Chair of a Committee of the Board of Directors of PrimeWest, who also is an independent Director for the purposes of Canadian securities laws and the NYSE Rules, is responsible for the management, development and effective functioning of the Committee and the provision of leadership in every aspect of the Committee’s affairs.  The Committee Chair ensures that the Committee is properly organized, functions effectively and discharges its mandate and any other duties that have been delegated to it by the Board of Directors.  As required, and in consultation with the Committee, the Committee Chair retains, oversees and terminates independent legal and other professional advisors that assist the Committee in discharging its duties.

Corporate Governance and the Board of Directors

The Canadian Securities Administrators have prescribed that all entities listed on the TSX must annually disclose their corporate governance practices in accordance with the requirements of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”).  PrimeWest has structured its corporate governance so as to be in compliance with NI 58-101 and other applicable legislation and policies, including National Policy 41-201 - Income Trusts and Other Indirect Offerings, Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”).  In addition, PrimeWest continually reviews its corporate governance to ensure substantial compliance with other published policies, including the corporate governance rules set forth in Section 303A (the “NYSE Rules”) of the New York Stock Exchange (the “NYSE”) Listed Company Manual and the Sarbanes–Oxley Act of 2002.  Finally, PrimeWest stays abreast of legislative and other initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements.  In that respect, PrimeWest is monitoring proposed changes to Canadian securities laws and the NYSE Rules, along with additional disclosure requirements under consideration by the U.S. Securities and Exchange Commission (the “SEC”), and the requirements that each would potentially impose on both PrimeWest’s corporate governance practices and the disclosure thereof.  PrimeWest will ensure that it is in compliance with all new requirements as, if and when they have been finalized and implemented.

Attached as Schedule B to this Management Proxy Circular is a description of PrimeWest’s corporate governance practices with specific reference to NI 58-101, MI 52-110 and the NYSE Rules, including a discussion of significant ways in which in which its corporate governance practices differ from those followed by domestic companies under the NYSE Rules.  This discussion is also contained on PrimeWest’s website at www.primewestenergy.com.

Independent Director Determinations

NP 58-201, NI 58-101 and the NYSE Rules – All Board Committees

For the purposes of NP 58-201 and NI 58-101, a Director is independent if he or she has no direct or indirect “material relationship” with the Trust, where a “material relationship” is generally a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of that member’s independent judgment.

Similarly, for the purposes of the NYSE Rules, a Director may only qualify as independent if the Board of Directors affirmatively determines that the Director has no “material relationship” with the Trust, either directly or as a partner, shareholder or Executive Officer of an organization that has a relationship with the Trust.

Notwithstanding the foregoing, under each of NP 58-201, NI 58-101 and the NYSE Rules, there are specific relationships which are automatic bars to a determination of independence, including without limitation:

•

Being an employee or Executive Officer, or an immediate family member being an Executive Officer, of the Trust within the last three years; and

•

Receiving, or an immediate family serving as an Executive Officer receiving, during any twelve month period within the last three years, direct compensation in excess of a certain threshold.

MI 52-110 and Rule 10A-3 – Audit Committee

For the purposes of both MI 52-110 and the NYSE Rules (by reference to the Audit Committee requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”)) as they apply specifically to Audit Committee membership, the standard of independence of a Director also requires that the Director not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Trust or PrimeWest, subject to limited exceptions, or be an affiliated person of the Trust or PrimeWest.  In the context of this independence determination, a Director would be determined to be indirectly receiving a fee if received through an immediate family member or an entity in which such Director is a partner, member or Executive Officer (except as a limited partner, non-managing member or if such Director does not otherwise play an active role in providing services to the Trust or PrimeWest) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or PrimeWest.

Mr. MacIntyre has been determined to be independent as it has now been in excess of three years since he was an Executive Officer of PrimeWest.  The Board of Directors has affirmatively determined that Mr. MacIntyre has no material relationship with the Trust.  Mr. Emes is a partner in Stikeman Elliott LLP, a law firm that provides legal services to PrimeWest and that receives advisory fees in connection therewith.  The Board of Directors does not believe that this relationship interferes, or could be expected to interfere with Mr. Emes’ ability to exercise his independent judgment and, as a result, Mr. Emes is independent for purposes of NI 58-101.  The Board of Directors has affirmatively determined that Mr. Emes’ relationship with PrimeWest, as a partner in a firm that provides legal services to PrimeWest, is not a material relationship with PrimeWest.  In addition, the Board of Directors has determined that none of the per se bars applicable for purposes other than those relating to Audit Committees are applicable to Mr. Emes.  Therefore, Mr. Emes is independent for the purposes of the NYSE Rules that do not apply to Audit Committees.  Mr. Emes is not independent for purposes of either MI 52-110 or the NYSE Rules that apply to Audit Committees because of the application of a per se bar relating to his position as a partner in Stikeman Elliott LLP.  However, Mr. Emes does not sit on the Audit and Finance Committee of PrimeWest.

Mr. Kvisle is President and Chief Executive Officer of TransCanada Corporation, a company that transports a portion of PrimeWest’s natural gas production.  The Board of Directors does not believe that this relationship interferes, or could be perceived to interfere with Mr. Kvisle’s ability to exercise his independent judgement and, as a result, Mr. Kvisle is independent for purposes of NI 58-101.  The Board of Directors has affirmatively determined that Mr. Kvisle’s relationship with PrimeWest, as President and Chief Executive Officer of a company that transports a portion of PrimeWest’s natural gas production, is not a material relationship with PrimeWest.  In addition, the Board of Directors has determined that none of the per se bars contained in MI 52-110 or the NYSE Rules are applicable to Mr. Kvisle.  Therefore, Mr. Kvisle is independent for the purposes of MI 52-110 and all of the NYSE Rules.

None of the other Directors have an interest or relationship with PrimeWest other than as a Director or as a result of holding securities of PrimeWest.  Therefore, all of the Directors of PrimeWest have been determined to be independent for the purposes of NI-58-101 and the NYSE Rules that do not apply to Audit Committees.  The Board of Directors has affirmatively determined that none of the other Directors has a material relationship with PrimeWest and that none of the per se bars are applicable to such Directors.  Therefore, with the exception of Mr. Emes (in relation to the Audit Committees only), all of the Directors of PrimeWest are independent for the purposes of MI 52-110 and all of the NYSE Rules.

The NYSE Rules further require the Board of Directors of PrimeWest to determine whether any Audit Committee member’s simultaneous service on the Audit Committees of more than three public companies will impair his ability to effectively carry out his role as a member of the Audit and Finance Committee.  Mr. Milavsky and Mr. Valentine serve on the Audit Committees of more than three public corporations.  The Board of Directors has reviewed the roles of each of Mr. Milavsky and Mr. Valentine as members of other Audit Committees and has affirmatively determined that each of these members’ simultaneous service on the Audit Committees of more than three public companies will not impair his ability to effectively carry out his role as a member of the Audit and Finance Committee of PrimeWest.

Disclosure of Directors’ Directorships in other Public Entities

Name	Positions
Harold P. Milavsky

Mr. Milavsky is a Director, Chair of the Board and Chair of the Audit Committee of the 13 investment trusts comprising the Citadel Group of FundsTM

Mr. Milavsky is a Director, a member of the Audit Committee and a member of the Nominating/Corporate Governance Committee of Saskatchewan Wheat Pool.

Barry E. Emes	Mr. Emes is a Director of Parkbridge Lifestyle Communities Inc.
Harold N. Kvisle

Mr. Kvisle is a Director of TransCanada Corporation, TransCanada Pipelines Limited and the Bank of Montreal.  He also serves as a member of the Human Resources and Management Compensation Committee of the Bank of Montreal.

Kent J. MacIntyre

Mr. MacIntyre is a Director of the 13 investment trusts comprising the Citadel Group of FundsTM

Mr. MacIntyre is a Director and a member of the Governance and Audit Committee of BlackRock Ventures Inc.

Michael W. O’Brien

Mr. O’Brien is a Director and Chair of the Audit Committee of Shaw Communications Inc. and a Director and member of the Audit Committee and member of the Environmental, Health & Safety Committee of Suncor Energy Inc.

W. Glen Russell	Mr. Russell is not a Director of any other public entities.
James W. Patek	Mr. Patek is not a Director of any other public entities.
Peter Valentine

Mr. Valentine is a Trustee and member of the Audit Committee and a member of the Governance Committee of Fording Canadian Coal Trust, a Director and Chair of the Audit Committee of Livingston International Income Fund, and a Director and member of the Audit Committee of Superior Plus Income Fund

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

PrimeWest is not aware of any material interest, direct or indirect, of any informed person of the Trust, any nominee Director of PrimeWest, or any associate or affiliate of any informed person or nominee Director, in any transaction since the commencement of the Trust’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means, in the context of the Trust, a Director or Executive Officer of any subsidiary of the Trust, including without limitation PrimeWest.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN
MATTERS TO BE ACTED UPON

Management of PrimeWest is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Director or Executive Officer or anyone who has held office as such since the beginning of the last financial year or any nominee for Director or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, save as is disclosed herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

PrimeWest is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a Director or Executive Officer of PrimeWest, a proposed nominee for election as a Director of PrimeWest, or an associate of any of those Directors, Executive Officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Trust, indebted to the Trust or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Trust, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

OTHER MATTERS

PrimeWest knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

PrimeWest shall provide without charge, upon request being made to the General Counsel and Corporate Secretary of PrimeWest, a copy of the Trust’s Annual Information Form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Trust’s most recently filed annual MD&A, any interim financial statements of the Trust that have been filed thereafter and the interim MD&A relating thereto and the Management Proxy Circular for the Trust’s most recent annual meeting of Unitholders.

PrimeWest’s Corporate Governance Practices, Board and Committee mandates and Code of Business Conduct and Ethics are available at PrimeWest’s website at www.primewestenergy.com and in print form to any Unitholder upon request.  Additional information relating to PrimeWest and the Trust is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) on which submissions by companies and others required by law to file forms with the SEC are filed and accessible at www.sec.gov.

SCHEDULE A

RESOLUTIONS

A.

LTIP Amendment Resolution

BE IT RESOLVED THAT:

1.

The Long Term Incentive Plan is amended to:

(a)

delete reference to a maximum number of Trust Units issuable or reserved pursuant to the LTIP, and provide that the maximum number of Trust Units issuable under the LTIP shall be a "rolling" maximum equal to 7.5% of the outstanding Trust Units, without regard to the number of Trust Units issuable upon the exchange of any outstanding exchangeable securities, including without limitation, the Class A Exchangeable Shares.  Any increase in the issued and outstanding Trust Units will result in an increase in the available number of Trust Units issuable under the LTIP, and any exercises of rights will make new grants available under the LTIP, effectively resulting in a re-loading of the number of Unit Appreciation Rights available to grant under the LTIP;

(b)

amend the LTIP to allow for the Board of Directors by resolution to amend the LTIP without Unitholder approval.  However, the Board of Directors will not be entitled to amend a Unit Appreciation Right grant to lower the exercise price or to extend the expiry date without Unitholder approval.  Any such amendments will remain subject to all necessary approvals of the TSX; and

(c)

implement a requirement to obtain the approval of the Unitholders for the continuation of the LTIP  for a further three year period on the third anniversary of the meeting at which the LTIP was last instituted and approved by Unitholders.

1.

Any Director or Officer of PrimeWest Energy Inc. be and is hereby authorized to execute and deliver all documents and to do all other acts and things necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE B
STATEMENT OF GOVERNANCE PRACTICES

The following table sets forth the disclosure requirements for Corporate Governance Disclosure set forth in NI 58-101F1 together with the Trust’s governance approach.  In addition, where applicable, the table references the requirements contained in MI 52-110 and the NYSE Rules and the Trust’s compliance therewith.  The Board of Directors believes that the Trust’s corporate governance policies and practices fully comply with the requirements of MI 52-110 and NI 58-101 and the guidelines of NP 58-201.

As a Canadian company listed on the NYSE, PrimeWest is not required to comply with most of the NYSE Rules and instead may comply with domestic requirements.  As a “foreign private issuer”, PrimeWest is only required to comply with four of the NYSE Rules: 1) have an Audit Committee that satisfies the requirement of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an Executive Officer becomes aware of any material non-compliance with the applicable NYSE Rules; 3) provide a brief description of any significant ways in which its governance practices differ from those followed by domestic companies under the NYSE Rules; and 4) submit to the NYSE an Annual Written Affirmation each year and an Interim Written Affirmation each time there is a change to the Board of Directors or any Committee thereof. However, PrimeWest has voluntarily chosen to adopt corporate governance practices that comply with the NYSE Rules in all significant respects.  The differences between PrimeWest’s corporate governance practices and those followed by domestic companies under the NYSE Rules are discussed below, and elsewhere in the Management Proxy Circular, and are also contained on PrimeWest’s website at www.primewestenergy.com.

f. YES

(a)

a. YES

(a)

a. YES

	Requirement and PrimeWest Response	Compliance	NI 58-101F1	NYSE Rules	MI 52-110
1.	THE BOARD OF DIRECTORS
	a. Disclose the identity of Directors who are independent.	YES	X
Barry E. Emes (not considered independent for Audit Committee purposes) Harold N. Kvisle Michael W. O’Brien Kent J. MacIntyre Harold P. Milavsky W. Glen Russell James W. Patek Peter Valentine
	b. Disclose the identity of Directors who are not independent, and describe the basis for that determination.	YES	X

With the exception of Mr. Emes, who is not independent for Audit Committee purposes only, all of the Directors are independent for the purposes of all of the independence tests.  See the discussion under the heading “Corporate Governance - Independent Director Determinations” in the Management Proxy Circular.

	c. Disclose whether or not a majority of Directors are independent.	YES	X
	Listed companies must have a majority of independent Directors	YES		X

With the exception of Mr. Emes, who is not independent for Audit Committee purposes only, all of the Directors are independent for the purposes of all of the independence tests.  See the discussion under the heading “Corporate Governance - Independent Director Determinations” in the Management Proxy Circular”.

	d. Disclose Directors’ Directorships in other Public Entities.	YES	X
See the discussion of Directorships under the heading “Corporate Governance - Disclosure of Directors’ Directorships in other Public Entitles” in the Management Proxy Circular.

e.

Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

		YES	X
X

To empower non-management Directors to serve as a more effective check on management, the non-management Directors of each listed company must meet at regularly scheduled Executive sessions without management.

Currently the Board of Directors, which consists of only non-management Directors, meets a minimum of five times per year and each Committee meets at least two times per year.  All Board and Committee meetings are followed by a meeting of Directors without the presence of management.  In addition, at least once annually the Board of Directors conducts a session with independent Directors only.  In 2005, the Board of Directors held two independent sessions.

g.

Disclose whether or not the Chair of the Board is an independent Director.  If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities.

		YES	X

Harold P. Milavsky is the Chair of the Board of Directors and is considered an independent Director for the purposes of all of the independence tests.  Mr. Milavsky also acts as Chair of all meetings of “non-management Directors” (as that term is defined in the NYSE Rules) and all meetings of independent Directors and is the presiding director (the “Presiding Director”) at such sessions.  Interested parties wishing to communicate directly with the Chair/Presiding Director may send private and confidential correspondence to PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Attention:  Chair/Presiding Director.  Such correspondence will be delivered, unopened, to the Chair/Presiding Director.

For a description of the Chair’s role and responsibilities, see the discussion under the heading “Corporate Governance - Position Descriptions” in the Management Proxy Circular.

	h. Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	YES	X
See disclosure of attendance record under the heading “Executive Compensation - Compensation of Directors” in the Management Proxy Circular.
1.	BOARD MANDATE – DISCLOSE THE TEXT OF THE BOARD’S WRITTEN MANDATE	YES	X

The mandate of the Board of Directors is attached as Schedule “C” to the Management Proxy Circular.  In addition, the Board mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

2.	POSITION DESCRIPTIONS

a.

Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee.  If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

		YES	X

The Board of Directors has developed position descriptions for the Board Chair and the Committee Chairs.  While PrimeWest does not have a separate position description for each Committee, the roles of the Committee Chairs are further delineated through the Committee Mandates.  See the discussion under the heading “Corporate Governance - Position Descriptions” in the Management Proxy Circular.

b.

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a written position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

		YES	X
The Board of Directors has developed a position description for the CEO. See the discussion under the heading “Corporate Governance - Position Descriptions” in the Management Proxy Circular.
1.	ORIENTATION AND CONTINUING EDUCATION

a.

Briefly describe what measures the Board takes to orient new Directors regarding

(i)

the role of the Board, its Committees and its Directors, and

(ii)

the nature and operation of the issuer’s business.

		YES	X

The Corporate Governance and EH&S Committee is responsible for establishing orientation, development and education programs and materials for new Directors.

Every new Director appointed to the Board of Directors is briefed thoroughly about PrimeWest and the oil and gas royalty trust sector.

PrimeWest does not provide formal education programs for new Directors, but does provide such other orientation, information and education as individual Directors may request and is in the process of developing a defined Director orientation and education program.

	b. Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors.	YES	X
Refer to the response above under Section 4(a).
1.	ETHICAL BUSINESS CONDUCT
	a. Disclose whether or not the Board has adopted a written code for the Directors, Officers and employees. If the Board has adopted a written code:	YES	X

(i)

disclose how a person or company may obtain a copy of the code;

(ii)

describe how the Board monitors compliance with the code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a Director or Executive Officer that constitutes a departure from the code.

Listed companies must adopt and disclose a code of business conduct and ethics for Directors, Officers and employees, and promptly disclose any waivers of the code for Directors or Executive Officers.

		YES		X

The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”).

A copy of the Code is available on the Trust’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

The Board of Directors monitors compliance with the Code through reports of management to the Board Committees with responsibility for various aspects of the Code.  In addition, the Trust has established a third party service provider hotline for complaints.  Complaints to the third party service provider are provided to the Chair of the Audit and Finance Committee.

Since the beginning of the Trust’s most recently completed financial year, there have not been any waivers of the Code for Directors or Executive Officers or any material change reports filed that pertain to any conduct of a Director or Executive Officer that constitutes a departure from the Code.

a.

Describe any steps the Board takes to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a Director or Executive Officer has a material interest.

		YES	X

Any Director with a material interest in a transaction or agreement being considered by the Board of Directors is required to declare such conflict and either absent himself from the Board of Director’s meeting where such transaction or agreement is being considered or abstain from voting with respect to such transaction or agreement.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Corporate Governance and EH&S Committee.  It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest must be reported immediately to senior management or PrimeWest’s legal counsel.

	b. Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	YES	X

The Corporate Governance and EH&S Committee is responsible for the development of the overall governance of the Trust, for conducting a continuing assessment of corporate governance matters, and for making recommendations to the Board of Directors regarding PrimeWest’s approach to corporate governance.  Included in the Corporate Governance and EH&S Committee’s mandate is a requirement to review and make recommendations to the Board of Directors regarding PrimeWest’s approach to ethical business conduct as set forth in the Code.

In addition to following the Code, employees are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of PrimeWest’s policies and applicable laws.  The Code sets forth general principles and does not supersede the specific policies and procedures that are covered in PrimeWest’s specific policies statements.  The Code recognizes that each employee’s cooperation and commitment is necessary for the continued success of the Trust and the cultivation and maintenance of its reputation as a good corporate citizen.

1.	NOMINATION OF DIRECTORS
	a. Describe the process by which the Board identifies new candidates for Board nomination.	YES	X

The Corporate Governance and EH&S Committee’s mandate includes recommending Directors to fill vacancies on the Board of Directors.  The Corporate Governance and EH&S Committee develops and approves Director eligibility criteria and identifies individuals qualified to become members of the Board of Directors from time to time.  In conjunction with the appropriate Committee, the Corporate Governance and EH&S Committee also develops and approves Committee member eligibility criteria and identifies individuals qualified to become Committee members from time to time.

		YES		X

b.

Disclose whether or not the Board has a Nominating Committee composed entirely of independent Directors.

Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent Directors and have a written charter that addresses the Committees purpose and responsibilities and an annual performance evaluation of the Committee.

		YES	X
X

The Corporate Governance and EH&S Committee is currently composed of Michael W. O’Brien, Harold P. Milavsky and Barry E. Emes, all of whom are independent Directors.  Mr. O’Brien is the Chair of the Committee.

The Corporate Governance and EH&S Committee mandate is in place and addresses the Committee’s purpose and responsibilities and provides for an annual performance evaluation of the Committee.  All members of the Committee have been determined by the Board of Directors to be independent for the purposes of their membership in such Committee.  See the discussion of the Corporate Governance and EH&S Committee’s mandate under the heading “Corporate Governance - Board Committees - Corporate Governance and EH&S Committee” in the Management Proxy Circular.  In addition, the Corporate Governance and EH&S Committee’s mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

	a. If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the nominating Committee.	YES	X

The Corporate Governance and EH&S Committee’s mandate includes making recommendations to the Board of Directors to fill vacancies on the Board of Directors.  The Corporate Governance and EH&S Committee develops and approves Director eligibility criteria and identifies individuals qualified to become members of the Board of Directors from time to time.  In conjunction with the appropriate Committees, the Corporate Governance and EH&S Committee also develops and approves Committee member eligibility criteria and identifies individuals qualified to become Committee members from time to time.

See the discussion of the Corporate Governance and EH&S Committee’s mandate under the heading “Corporate Governance - Board Committees - Corporate Governance and EH&S Committee” in the Management Proxy Circular.  In addition, the Corporate Governance and EH&S Committee’s mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

1.	COMPENSATION
	a. Describe the process by which the Board determines the compensation for the issuer’s Directors and Officers.	YES	X

See the discussions of compensation processes under the headings “Executive Compensation - Composition of Compensation Committee and Report on Executive Compensation” and “Executive Compensation - Compensation of Directors” in the Management Proxy Circular.

b.

Disclose whether or not the Board has a compensation Committee composed entirely of independent Directors.

Listed companies must have a Compensation Committee composed entirely of independent Directors and have a written charter that addresses the Committee’s purpose and responsibilities and an annual performance evaluation of the Committee.

		YES	X
X

The Compensation Committee is currently comprised of Harold N. Kvisle, W. Glen Russell and James W. Patek, all of whom are independent Directors.  Mr. Kvisle is the Chair of the Committee.

The Compensation Committee mandate is in place and addresses the Committee’s purpose and responsibilities and provides for an annual performance evaluation of the Committee.  All members of the Committee have been determined by the Board of Directors to be independent for the purposes of their membership in such Committee.  See the discussions under the headings “Executive Compensation - Composition of Compensation Committee and Report on Executive Compensation” and “Corporate Governance - Board Committees - Compensation Committee” in the Management Proxy Circular.  In addition, the Compensation Committee mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

	a. If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	YES	X

The Compensation Committee’s mandate includes duties to assess and make recommendations regarding PrimeWest’s compensation programs, to monitor the audit and disclosure of compensation arrangements and to establish processes for appointing training, developing and evaluating the Executive Officers of PrimeWest.  See the discussions under the headings “Executive Compensation - Composition of Compensation Committee and Report on Executive Compensation” and “Corporate Governance - Board Committees - Compensation Committee” in the Management Proxy Circular.  In addition, the Compensation Committee mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

b.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s Directors and Officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

		YES	X

See the discussion of the compensation consultants utilized by PrimeWest since the beginning of the most recently completed financial year under the heading “Executive Compensation - Composition of Compensation Committee and Report on Executive Compensation” in the Management Proxy Circular.

1.	OTHER BOARD COMMITTEES
	If the Board has other standing Committees other than audit, compensation and nominating Committees, identify the Committee and describe their function.	YES	X

In addition to the Audit and Finance Committee, the Corporate Governance and EH&S Committee and the Compensation Committee, the Board of Directors has established the Operations and Reserves Committee, the mandate of which includes assisting the Board of Directors in the reserves evaluation process, the public disclosure of reserves data and fulfilling responsibilities relating to general aspects of oil and gas operations and development.  See the discussion under the heading  “Corporate Governance - Board Committees - Operations and Reserves Committee” in the Management Proxy Circular.  In addition, the Operations and Reserves Committee mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

The Operations and Reserves Committee is currently comprised of W. Glen Russell, Harold N. Kvisle, James W. Patek and Kent J. MacIntyre, all of whom are independent Directors.  Mr. Russell is the Chair of the Operations and Reserves Committee.

2.	ASSESSMENTS

Disclose whether or not the Board, its Committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.

		YES	X
See the discussion of Board, Committee, Chair and Director performance evaluations under the heading “Corporate Governance - Board Committees - Corporate Governance and EH&S Committee”.
3.	THE AUDIT COMMITTEE MUST HAVE A MINIMUM OF THREE MEMBERS, EACH OF WHOM MUST BE “INDEPENDENT” AND “FINANCIALLY LITERATE”.	YES		X

The Audit and Finance Committee is composed of three Directors, being Peter Valentine, Harold P. Milavsky and Michael W. O’Brien, all of whom are independent Directors for the purposes of all of the independence tests.  Mr. Valentine is the Chair of the Committee.

All members of the Audit and Finance Committee are “financially literate” and have “accounting or related financial management expertise”, based on criteria established by the Board of Directors in accordance with MI 52-110 and the NYSE Rules.  The Board of Directors has adopted the definition of “financially literate” set forth in MI 52-110.[1]

		YES			X
4.	THE AUDIT AND FINANCE COMMITTEE MUST HAVE A WRITTEN CHARTER THAT SETS OUT ITS MANDATE AND RESPONSIBILITIES AND COMPLIES WITH MI 52-110 AND THE NYSE RULES.	YES		X

The Audit and Finance Committee has a mandate in place which outlines the Committee’s roles and responsibilities and which provides appropriate guidance to Committee members as to their duties.  This mandate is reviewed annually by the Board of Directors.  The Audit and Finance Committee is responsible for the integrity of PrimeWest’s financial reporting process and financial statements, the system of internal controls, the management of financial risks and the internal and external audit process.  The Committee reviews the annual and interim financial statements of the Trust and makes recommendations to the Board of Directors with respect to such statements.  The Audit and Finance Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy and reporting of the internal accounting control procedures and systems within the Trust and its affiliates.  The Audit and Finance Committee is also responsible for monitoring compliance with the law, the disclosure of material information, the maintenance of management of information systems and the implementation of loss prevention and disaster recovery programs.

The Audit and Finance Committee meets with the Trust’s auditors regularly, independent of management, and has direct communication channels with the Trust’s external auditors to discuss and review specific issues as appropriate.

See Schedule “C” to the Trust’s Annual Information Form dated March 15, 2006 for the complete text of the Audit and Finance Committee mandate.  In addition, the mandate is available at PrimeWest’s website at www.primewestenergy.com and in printed form to any Unitholder that requests it.

It should be noted that the NYSE Rules provide that an Audit Committee mandate address, among other things, the obligation of the Audit Committee to prepare an Audit Committee report as required by the SEC, to be included in the issuer’s annual proxy statement.  While PrimeWest’s Audit and Finance Committee mandate satisfies the requirements of the NYSE Rules in relation thereto, the Audit and Finance Committee does not require the filing of such a report, for a number of reasons.

Firstly, the Audit Committee report mandated by the SEC directs itself to United States accounting and auditing processes and procedures which are not applicable to an issuer such as PrimeWest whose financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Secondly, while the SEC Audit Committee report would require that the Audit and Finance Committee state whether it has reviewed and discussed the audited financial statements with management and recommended to the Board of Directors the inclusion of the audited financial statements in PrimeWest’s Annual Report, those requirements are already effectively covered by other express obligations contained in the Audit and Finance Committee’s mandate.  For instance, the Audit and Finance Committee must meet at least quarterly with management of PrimeWest and, in particular, review the audited annual financial statements and auditors’ report with management.  It must also review and recommend to the Board of Directors those financial statements, as well as the Annual Report in which they are contained.

Finally, MI 52-110 mandates the inclusion of the Audit and Finance Committee mandate in its entirety, among other things, in the Trust’s Annual Information Form.  Reiterating the same information in its entirety in the Management Proxy Circular would be duplicitous when reference to where it can be reviewed can simply be incorporated as above.

		YES			X
5.	EVERY ISSUER MUST REQUIRE ITS EXTERNAL AUDITOR TO REPORT DIRECTLY TO THE AUDIT COMMITTEE.	YES			X

The Audit and Finance Committee mandate provides the authority to, among other things, retain and terminate the external auditors (subject to Unitholder approval) and to otherwise deal directly with all matters relating to the relationship of PrimeWest with its auditors.

6.

AN AUDIT COMMITTEE MUST HAVE THE AUTHORITY TO ENGAGE INDEPENDENT COUNSEL AND OTHER ADVISORS AS IT DETERMINES NECESSARY TO CARRY OUT ITS DUTIES, TO SET AND PAY THE COMPENSATION FOR ANY ADVISORS EMPLOYED BY THE AUDIT COMMITTEE, AND TO COMMUNICATE DIRECTLY WITH THE INTERNAL AND EXTERNAL AUDITORS.

		YES			X
The Audit and Finance Committee mandate provides the Committee with the authority to do all of the foregoing.
7.	COMPANIES MUST IDENTIFY WHICH DIRECTORS ARE INDEPENDENT AND DISCLOSE THE BASIS FOR THAT DETERMINATION.	YES		X

With the exception of Mr. Emes, who is not independent for Audit Committee purposes only, all of the Directors are independent for the purposes of all of the independence tests.  See the discussion under the heading “Corporate Governance - Independent Director Determinations” in the Management Proxy Circular.

8.

THE AUDIT COMMITTEE MUST SATISFY THE REQUIREMENTS OF RULE 10A-3 UNDER THE EXCHANGE ACT WHICH SPECIFIES THAT THIS COMMITTEE BE RESPONSIBLE FOR THE APPOINTMENT AND OVERSIGHT OF THE EXTERNAL AUDITORS AND THE HANDLING OF COMPLAINTS RELATING TO ACCOUNTING AND AUDITING MATTERS.  THIS RULE ALSO REQUIRES THAT THE COMMITTEE HAVE THE AUTHORITY TO ENGAGE ADVISORS AND THAT ALL COMMITTEE MEMBERS BE INDEPENDENT.

		YES		X
The Audit & Finance Committee is structured in compliance with Rule 10A-3 under the Exchange Act.
9.	EACH LISTED COMPANY MUST HAVE AN INTERNAL AUDIT FUNCTION.	YES		X
PrimeWest has an internal audit function that is staffed through the position of Director - Internal Audit.
10. 17.	SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS.	YES		X

PrimeWest’s only equity compensation plan is its Long Term Incentive Plan (“LTIP”), which compensation plan has been previously approved by Unitholders.  However, in the context of the proposed amendment of the LTIP to provide for a “rolling” maximum number of Trust Units issuable thereunder, the NYSE Rules impose an obligation on PrimeWest to obtain Unitholder approval for every increase in the number of Trust Units available thereunder absent a finite term imposed on the LTIP of 10 years (the LTIP does not have a finite term).  PrimeWest is, pursuant to the proposed amendment to the LTIP, seeking to require that Unitholders approve the renewal of the LTIP every three years, failing which it will terminate without further action.  The inclusion of this requirement effectively incorporates into the LTIP a finite term of less than 10 years.

11. 18	LISTED COMPANIES MUST ADOPT AND DISCLOSE CORPORATE GOVERNANCE GUIDELINES	YES		X

PrimeWest’s Corporate Governance guidelines are contained in this Schedule “B”, and elsewhere in the Management Proxy Circular, and are available at PrimeWest’s website at www.primewestenergy.com and in print form to any Unitholder that requests them.

12.	LISTED FOREIGN PRIVATE ISSUERS MUST DISCLOSE SIGNIFICANT WAYS IN WHICH THEIR CORPORATE GOVERNANCE PRACTICES DIFFER FROM THOSE FOLLOWED BY DOMESTIC COMPANIES UNDER NYSE LISTING STANDARDS.	YES		X

PrimeWest discloses the ways in which its corporate governance practices differ from those followed by domestic companies under NYSE Listing Standards in this Schedule B, and elsewhere in the Management Proxy Circular, and on its website at www.primewestenergy.com.

13.

SHAREHOLDERS MUST BE GIVEN THE OPPORTUNITY TO VOTE ON EQUITY COMPENSATION PLANS AND MATERIAL REVISIONS THERETO, EXCEPT FOR EMPLOYMENT INDUCEMENT AWARDS, CERTAIN GRANTS, PLANS AND AMENDMENTS IN THE CONTEXT OF MERGERS AND ACQUISITIONS, AND CERTAIN SPECIFIC TYPES OF PLANS.

		YES		X
PrimeWest has complied and intends to continue to comply with this requirement. However, refer to the response above under Section 17.
14.

EACH LISTED COMPANY CEO MUST CERTIFY TO THE NYSE EACH YEAR THAT HE OR SHE IS NOT AWARE OF ANY VIOLATION BY THE COMPANY OF NYSE CORPORATE GOVERNANCE LISTING STANDARDS, QUALIFYING THE CERTIFICATION TO THE EXTENT NECESSARY.

		YES		X
As required, the CEO will certify that he is not aware of any violation by PrimeWest or the Trust of NYSE corporate governance listing standards.
15.

EACH LISTED COMPANY CEO MUST PROMPTLY NOTIFY THE NYSE IN WRITING AFTER ANY EXECUTIVE OFFICER OF THE LISTED COMPANY BECOMES AWARE OF ANY MATERIAL NON-COMPLIANCE WITH ANY APPLICABLE PROVISIONS OF SECTION 303A (THE “NYSE RULES”).

		YES		X
The CEO will provide such notification if such circumstances arise. The Trust and PrimeWest do not anticipate any such event.
16.

EACH LISTED COMPANY CEO MUST SUBMIT AN EXECUTED WRITTEN AFFIRMATION ANNUALLY TO THE NYSE.  IN ADDITION, EACH LISTED COMPANY MUST SUBMIT AN INTERIM WRITTEN AFFIRMATION EACH TIME A CHANGE OCCURS TO THE BOARD OR ANY OF THE COMMITTEES SUBJECT TO SECTION 303A (THE “NYSE RULES”).  THE ANNUAL AND INTERIM WRITTEN AFFIRMATIONS MUST BE IN THE FORM SPECIFIED BY THE NYSE.

		YES		X

The Trust will submit the Annual Written Affirmation to the NYSE within the timelines prescribed in the NYSE Rules and will submit an Interim Written Affirmation if any change warranting such submission occurs.

17.	THE COMPENSATION COMMITTEE, ACTING ALONE OR TOGETHER WITH OTHER INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, MUST APPROVE THE COMPENSATION OF THE CHIEF EXECUTIVE OFFICER.	YES		X

The Compensation Committee, which consists of only independent Directors, reviews and recommends to the Board of Directors the approval of corporate goals and objectives relating to Chief Executive Officer compensation and recommends to the Board of Directors the approval of the Chief Executive Officer’s annual compensation package.  All members of the Board of Directors are considered to be independent for the purpose of the approval of the compensation of the Chief Executive Officer.

SCHEDULE C

Mandate of the Board of Directors

The Board of Directors (the “Board”) is responsible under law to supervise the management of the business and affairs of PrimeWest Energy Inc. (the “Corporation”) including the business and affairs of PrimeWest Energy Trust (the “Trust”) delegated to the Corporation by the Trustee (references to the Corporation in this Mandate shall be deemed to include the Trust, as applicable).  The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation, the Directors are charged with protecting the interests of all unitholders, both present and future, of the Trust.

The principal mandate of the Board is to oversee the management of the business and affairs of the Corporation, and monitor the performance of the Officers of the Corporation.

In keeping with generally accepted corporate governance practices, including those contained in National Policy 41-201 – Income Trusts and Other Indirect Offerings, Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 - Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices (collectively, the “Canadian Corporate Governance Guidelines”), the New York Stock Exchange (“NYSE”) Corporate Governance Standards contained in Section 303A of the NYSE Listed Company Manual (the “NYSE Corporate Governance Guidelines”), the Sarbanes-Oxley Act of 2002, and any similar legislation as it becomes applicable to the Corporation, the Board assumes responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, explicitly assumes responsibility for the following:

18. Independence

The Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chair (or acting Chair if the Chair is absent from the meeting), appointing Board Committees and determining Directors' compensation.  While it is appropriate to confer with management of the Corporation (“Management”) on the selection of candidates to be nominated as members of the Board, the ultimate selection shall be determined by the existing members of the Board.

In that the Board must develop and voice objective judgement on corporate affairs, independently of Management, practices promoting Board independence will be pursued.  This includes constituting the Board with a majority of independent Directors.  Certain tasks suited to independent judgements will be delegated to specialized Board Committees that are comprised exclusively of independent Directors wherever possible.  The Board will develop broad standards to determine whether Directors are independent, which standards will comply with Canadian Corporate Governance Guidelines, NYSE Corporate Governance Guidelines, as well as the Sarbanes-Oxley Act and any similar legislation as it becomes applicable to the Corporation.  In accordance with these standards, the Board will make a positive determination with respect to the independence of each Director at least once per year.  The Board will disclose both the standards and the annual determinations as required by law.

The Board will ensure that the Non-Management Directors conduct a session without the presence of Management at all regularly scheduled Board meetings.  The Board will also ensure that it meets without the presence of any Directors who are not independent at least once per year.

The Board will evaluate its own performance in a continuing effort to improve.  For this purpose, the Board will establish criteria for Board and Board member performance, and pursue a self-evaluation process for evaluating both overall Board performance and contributions of individual Directors.

19. Leadership in Corporate Strategy

The Board ultimately has the responsibility to oversee the development and approval of the mission of the Corporation, its goals and objectives, and the strategy by which these objectives will be reached.  In guiding the strategic choices of the Corporation, the Board must understand the inherent prospects and risks of such strategic choices.

While the leadership for the strategic planning process comes from the Management of the Corporation, the Board shall bring objectivity and a breadth of judgement to the strategic planning process and will annually review and approve the strategy developed by Management and ensure that the strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

The Board is responsible for monitoring Management’s success in implementing the strategy and monitoring the Corporation's progress in achieving its goals; as well as revising and altering direction in light of changing circumstances.

The Board has the responsibility to ensure congruence between the strategic plan, unitholder expectations and Management’s performance.
20. Policies and Procedures
The Board is responsible for:

3.1

approving and, through the Internal Auditor, monitoring compliance with all significant policies and procedures, by which the Trust is operated, including corporate governance principles and guidelines;

3.2 approving policies and procedures designed to ensure that the Trust operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
1.3 enforcing obligations of the Directors respecting confidential treatment of the Trust’s proprietary information and Board deliberations; and
1.4 ensuring that individual Directors are appropriately prepared for meetings of the Board and maintain an acceptable attendance record.
1. Management of Risk

The Board shall identify and understand the principal risks of all aspects of the business in which the Corporation is engaged, recognizing that business decisions require the incurrence of risk.  The Board is responsible for providing a balance between risks incurred and the potential returns to unitholders.  This requires that the Board ensure that systems are in place to effectively monitor and manage risks with a view to the long term viability of the Corporation and its assets, and that it conduct an annual review of the associated risks.

2. Oversight of Management

The Board must ensure that the execution of plans and operations are of the highest calibre.  The key to the effective discharge of this responsibility is the approval of the appointment of the Officers of the Corporation and the assessment of each Officer's contribution to the achievement of the Corporation's strategy.  In this respect, performance of the Chief Executive Officer and the other Officers of the Corporation against objectives established by the Board is important, as is a formal process for determining the Officers' compensation, in part, by using established criteria and objectives for measuring performance to monitor an Officer’s development.  A fundamental consideration in the approval of appointments of Officers of the Corporation is that the Officers appointed to Management, including the Chief Executive Officer, are persons of integrity and create a culture of integrity throughout the Corporation.

In addition to the appointment of Officers of the Corporation, to ensure that the Corporation’s long-term strategy is achieved, the Board must also, either directly or through a Committee, develop succession planning procedures, including identifying potential candidates, training Officers and monitoring their development and contributions to the achievement of the Corporation’s strategy.

3. Unitholder Communications and Disclosure

The Board is responsible to ensure that the Corporation has policies in place to ensure effective and timely communication and disclosure to its unitholders, other stakeholders and the public in general.  This communications and disclosure policy must effectively and fairly present the operations of the Corporation to unitholders and should accommodate feedback from unitholders, which could be considered in future business decisions.

Unitholders wishing to communicate directly with the independent Directors may send private and confidential correspondence to PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Attention:  Chair.  Such correspondence will be delivered, unopened, to the Chair of the Board of Directors.

The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to unitholders on a timely and regular basis and for ensuring that such financial results are reported fairly, in accordance with generally accepted accounting principles.

The Board has the responsibility for ensuring that procedures are in place to effect the timely reporting of any developments that have a significant and material impact on the value of unitholder assets.

The Board has the responsibility for reporting annually to unitholders on its stewardship for the preceding year.
4. Integrity of Corporate Internal Controls and Management Information Systems

To effectively discharge its duties, the Board shall ensure that the Corporation has in place effective internal controls and management information systems so that it can track those criteria needed to monitor the implementation of the Corporation's strategy.

Similarly, in reviewing and approving financial information, the Board shall ensure that the Corporation has an audit system, which can inform the Board of the integrity of the data and compliance of the financial information with generally accepted accounting principles.

The Board's management of the important areas of corporate conduct, such as the commitment of the Corporation's assets to different businesses or material acquisitions, shall also be supported by effective control and information systems.

5. Legal Requirements
The Board is responsible for ensuring that routine legal requirements are adhered to and that documents, and records have been properly prepared, approved and maintained by the Corporation.
6. Board Delegation to Committees
The Board can delegate specific responsibilities to Committees of the Board in order to effectively manage the affairs of the Corporation.